SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 05, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Interim Financial Information (ITR) at
Three month period ended
March 31, 2006 and 2005
(unaudited)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	March 31, 2006
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 - Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 - MUNICIPALITY São Paulo		5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8242	8 - TELEPHONE 5582-8817	9 - TELEPHONE 5582-8365	10 - TELEX -
11 - AREA CODE 0011	12 - FAX 5582-8243	13 - FAX 5582-8804	14 - FAX 5582-8149	-
15 - E-MAIL libano.barroso@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1- NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 - MUNICIPALITY São Paulo		6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8242	9 - TELEPHONE 5582-8817	10 - TELEPHONE 5582-8365	11 - TELEX -
12 - AREA CODE 0011	13 - FAX 5582-8243	14 - FAX 5582-8804	15 - FAX 5581-8149	-
15 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.06	12.31.06	1	01.01.06	03.31.06	4	10.01.05	12.31.05
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11. PARTNER RESPONSIBLE Pedro Augusto de Melo					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 011.512.108-03

01.05 - CAPITAL COMPOSITION

Number of shares	Current Quarter	Prior quarter	Same quarter in prior year
(thousand)	03/31/06	12/31/05	03/31/05
Paid-up capital
1 - Common	59,795	59,816	29,908
2 - Preferred	89,264	84,243	31,457
3 - Total	149,059	144,059	61,365
Treasury stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 114 - Air transportation
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	02/10/06	Dividends	03/06/06	ON	0,2041161400
02	RCA	02/10/06	Dividends	03/06/06	PN	0,2041161400

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE ON ISSUED DATE (IN REAIS)
01	03/10/2006	180,290	26,381	Public Subscription	5,000,000	42.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 03/31/06	4 - 12/31/05
1	Total assets	1,074,893	793,034
1.01	Current assets	591,514	407,967
1.01.01	Cash and cash equivalents	557,875	369,674
1.01.01.01	Cash	1,448	1,124
1.01.01.02	Cash Equivalents	556,427	368,550
1.01.02	Receivables	0	0
1.01.02.01	Accounts receivable	0	0
1.01.03	Inventories	0	0
1.01.04	Other	33,639	38,293
1.01.04.01	Tax Credits	3,627	7,697
1.01.04.02	Dividends Receivable	27,584	27,584
1.01.04.03	Deferred Income Taxes and Social Contribution	2,402	3,012
1.01.04.04	Other accounts receivable	26	0
1.02	Long-term receivables	0	0
1.02.01	Other receivables	0	0
1.02.02	Related parties	0	0
1.02.02.01	Affiliated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.02.03.01	Other accounts receivable	0	0
1.03	Permanent assets	483,379	385,067
1.03.01	Investments	483,379	385,067
1.03.01.01	Affiliated companies	0	0
1.03.01.02	Subsidiaries	483,379	385,067
1.03.01.03	Other	0	0
1.03.02	Property and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 03/31/06	4 - 12/31/05
2	Total liabilities and stockholders' equity	1,074,893	793,034
2.01	Current liabilities	1,948	32,947
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, charges and contributions	1,585	3,542
2.01.04.01	Taxes and tariffs	47	37
2.01.04.02	Management fees	119	96
2.01.04.03	Provision for income tax and social contribution on net
	income	1,419	3,409
2.01.05	Dividends payable	363	29,405
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	0	0
2.01.08.01	Other accounts payable	0	0
2.02	Long-term liabilities	536	0
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.03.01	Provision for contingencies	0	0
2.02.04	Payables to related parties	536	0
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders' equity	1,072,409	760,087
2.05.01	Paid-up capital	180,290	153,909
2.05.02	Capital reserves	534,401	350,782
2.05.03	Revaluation reserves	160,281	161,196
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	160,281	161,196
2.05.04	Revenue reserves	94,200	94,200
2.05.04.01	Legal	5,988	5,988
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	88,212	88,212
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Accumulated income (deficit)	103,237	0

03.01 - Statement of Operations (R$ thousand)

1 - Code	2 - Description	3 - 01/01/06 to 03/31/06	4 -01/01/06 to 03/31/06	5 - 01/01/05 to 03/31/05	6 - 01/01/05 to 03/31/05
3.01	Gross sales and/or services revenue	0	0	121	121
3.01.01	Other operating income	0	0	121	121
3.02	Deductions	0	0	(6)	(6)
3.03	Net sales and/or services revenue	0	0	115	115
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	115	115
3.06	Operating expenses/income	113,271	113,271	53,380	53,380
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(7,750)	(7,750)	(199)	(199)
3.06.03	Financial	13,786	13,786	(45)	(45)
3.06.03.01	Financial income	15,976	15,976	14	14
3.06.03.01.01	Foreign exchange variations	0	0	0	0
3.06.03.01.02	Interest income	0	0	0	0
3.06.03.01.03	Other financial revenues	15,976	15,976	14	14
3.06.03.02	Financial expenses	(2,190)	(2,190)	(59)	(59)
3.06.03.02.01	Foreign exchange variations	(1,282)	(1,282)	0	0
3.06.03.02.02	Interest expense	0	0	0	0
3.06.03.02.03	Other financial expenses	(908)	(908)	(59)	(59)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(179)	(179)	(554)	(554)
3.06.06	Equity in the earnings of subsidiaries	107,414	107,414	54,178	54,178
3.07	Operating income	113,271	113,271	53,495	53,495
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	113,271	113,271	53,495	53,495
3.10	Provision for income tax and social contribution	(2,030)	(2,030)	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0

1 - Code	2 - Description	3 - 01/01/06 to 03/31/06	4 -01/01/06 to 03/31/06	5 - 01/01/05 to 03/31/05	6 - 01/01/05 to 03/31/05
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	111,241	111,241	53,495	53,495
	Number of shares (thousand), excluding treasury stock	149,059	149,059	61,365	61,365
	Net income per share	0.74629	0.74629	0.87175	0.87175
	Loss per share

04.01 – Explanatory notes

1 Operations

TAM S.A. (“TAM”) is a corporation created on May 12, 1997, whose main objective is to invest in companies which carry out air transportation activities. TAM S.A. maintains an investment in the subsidiary TAM Linhas Aéreas S.A. (“TLA”), a company which operates scheduled flights carrying passengers and cargo both nationally and internationally and, since September 18, 2003, in Transportes Aéreos del Mercosur S.A. (“Mercosur”), an airline headquartered in Asunción, Paraguay, which operates scheduled flights in that country, as well as in Argentina, in Brazil, in Chile, in Uruguay and in Bolivia.

The TLA financial statements are consolidated with those of its subsidiary Fidelidade Viagens e Turismo Ltda. (Fidelidade). Fidelidade operates as a travel and tourism agency under the name of TAM Viagens.

On July 15, 2005, following the issue of a supplementary lot of shares, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange – BOVESPA. Its main objective was to raise funds to acquire or lease “Narrow Body” aircraft, mainly the Airbus A320, to renew and increase its fleet, in line with the strategy of consolidating and increasing its leadership in the domestic market and selectively expanding its participation in the international market. With the same objective, on March 10, 2006 the Company made a further Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE.

2 Presentation of the interim financial information

The individual and consolidated interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law, the regulations issued by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the Civil Aviation Department (DAC).

The Company has formally agreed with the São Paulo Stock Exchange – BOVESPA, to adopt differentiated corporate governance practices – Level 2. The Company’s interim financial information meet the additional requirements of the Level 2 corporate governance practices.

3 Significant accounting practices

(a) Income statement

Income and expenses are recognized on the accrual basis, as follows:

i. Air transportation revenues are recognized when transportation services are rendered;

ii. Tickets sold but not used are classified as "advances from ticket sales" and are registered as current liabilities; and

iii. Other operational income from sales and/or services represents fees from changing flight reservations, sub-leasing of airplanes, partnerships with the Fidelity program for frequent flyers (TAM Fidelity Program) and other services, which are recognized when the service is provided.

(b) Accounting estimates

The accounting estimates, which are reviewed quarterly, were based on objective factors and management’s judgement to determine the appropriate amounts to be recorded in the interim financial information. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, allowance for inventory losses, deferred income tax assets, provision for contingencies, valuation of derivative instruments, assets and liabilities related to employees’ benefits and liabilities arising from the frequent flyer program.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of income.

(d) Current and long-term assets

• Financial investments

Financial investments are recorded at cost plus income accrued up to the balance sheet date.

• Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

• Inventories

Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average cost of purchase, which is lower than replacement cost. Additionally, inventories are reduced by provision for losses with obsolete items, when applicable.

• Other current and non-current assets

Stated at their net realizable value.

(e) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity method, plus positive goodwill or less negative goodwill, when applicable.

Goodwill arising on the purchase of TLA, is substantially based on expected future profitability, and is being amortized over ten years, as from the date on which benefits started to be generated. In the consolidated interim financial statements, the balance has been reclassified as "Deferred Assets".

Negative goodwill is considered to arise due to other economic reasons (art. 21, line c of the CVM Instruction 1/78) and will be amortized upon the eventual divestiture or extinction of the assets, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated interim financial statements, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, increased due to the revaluation of certain asset types. Depreciation is provided using the straight-line method at rates described in Note 11, which take into account the estimated useful lives of assets. Expenditures incurred with regular maintenance are recorded in the statement of income when incurred.

• Deferred charges

Comprises substantially of the right to use rented properties and improvements made thereto, and are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method, at rates that consider the outstanding period on the rental contracts.

(f) Current and long-term liabilities

Stated at the known or estimated amounts, plus, when applicable, the corresponding charges and/or monetary and exchange rate variations incurred up to the balance sheet date.

(g) Provisions

Provisions are recognized in the balance sheet when the Company has obligations of a legal nature or arising as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimate of risks involved.

(h) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used. Such amounts are recognized as income when the associated service is carried out.

(i) Pension plan and benefits to employees

The subsidiary TAM Linhas Aéreas S.A sponsors private defined contribution and defined benefit pension plans. In accordance with CVM Deliberation 371/00, the Company recognized the actuarial liability existing in 2001 and is amortizing it over a period of five years. For subsequent periods, obligations are recognized when incurred.

(j) Income tax and social contribution

Income and social contribution taxes, current and deferred, are recorded based on the effective rates of the income tax and social contribution on net income, and consider the offsetting of tax loss carryforwards and negative basis of social contribution, limited to 30% of the annual taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02, and consider past profitability and expectations of future taxable income, based on a technical viability study.

The Company also recognizes deferred income tax and social contribution liabilities on surpluses generated by the restatement of assets.

(k) Leasing

Leases are recorded as follows:

• Financial leases – When a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as an asset against current and long-term leasing obligations; • Operating leases - Refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of the lease instalments are recorded in the income statement when incurred, as “Cost of services rendered”.

(l) Financial instruments

The subsidiary TLA has operations involving financial instruments with the objective of reducing its exposure to exchange rates and fuel price variations. These risks are managed by defining operational strategies and establishing control systems. Gains and losses on these operations are recorded based on the updated values as per the curve of the bond or instrument, as positions are maintained until their due date.

(m) TAM Fidelity program

The Company sponsors a program to reward frequent flyers (TAM Fidelity program), whereby points are accumulated on TAM flights or flights with partner airline companies, by making purchases using the TAM Fidelity credit card, or by using services and products furnished by TAM´s partners.

On March 31, 2006, subsidiary TLA's customers have earned points which have still not been utilized.

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Fidelidade program.

Until the end of the previous quarter, such amounts were set out in an Explanatory Note and recorded as incurred.

The effect of this change – in the amount of R$8,919 – was recorded directly to Shareholders' Equity under Retained Earnings, net of the tax effect of R$4,597.

Income arising from TAM's partners on the program is recorded as received.

(n) Consolidated interim financial information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous period and year.

The quarterly financial information of consolidated subsidiaries except for that relating to the exclusive investment funds, has been reviewed by independent auditors, who have issued unqualified review reports.

The consolidated interim financial information includes the interim financial information of TAM S.A. and its subsidiaries, as listed below:

		Ownership percentage

	Date of consolidated
	interim financial
	information	03.31.2006	12.31.2005

TAM Linhas Aéreas S.A.	03.31.2006	100.00	100.00
Fidelidade Viagens e Turismo Ltda.	03.31.2006	99.99	99.99
Transportes Aéreos del Mercosur S.A.	02.28.2006	94.98	94.98

The financial statements of TAM Linhas Aéreas S.A., which were used as the basis for the consolidation by TAM S.A., take into consideration its balances consolidated with those of subsidiary Fidelidade Viagens e Turismo Ltda.

Description of main consolidation procedures:

i. Elimination of intercompany asset and liability account balances;

ii. Elimination of investment in the capital, reserves and retained earnings of subsidiaries;

iii. Elimination of intercompany income and expense balances;

iv. Identification of minority interests in the consolidated interim financial information;

v. The restatement of Mercosur’s fixed assets has been considered in the consolidated interim financial information, in order to comply with the Company’s accounting practices. However no accounting adjustments were made to the statutory books in its country of origin;

vi. The shareholders’ equity of the company headquartered abroad (Mercosur) was translated into Reais at the exchange rate in effect on the interim close date in accordance with Pronouncement XXV of IBRACON, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the participation in income, the effects of the exchange rate variation on the shareholders’ equity of the subsidiary.

vii. The company consolidated its investments in the “Exclusive Investment Funds” in its interim financial information as required by CVM instruction no. 408/2004 and the income from these funds was recognized in the “Financial income” account as set out in Note 4.

(o) Supplementary information

In order to provide additional clarity and transparency to the market, the Company is disclosing its statement of cash flows and added value statement, as supplementary information.

• Cash flow

Prepared in accordance with NPC 20 from the Brazilian Institute of Independent Auditors – IBRACON, it discloses the main operations that affected, cash and financial investment, as demonstrated in Attachment I.

• Added value

Prepared in accordance with CVM guideline 24/92 and CVM Official Circular 01/00. The standard used is that proposed by NBCT 3.7 from the Federal Accounting Council, and presents the added value created by the Company and the manner in which this wealth was distributed between employees, the Government, external financers and shareholders, as demonstrated in Attachment II.

4 Financial investments - Consolidated

	03.31.2006	12.31.2005

In local currency
Exclusive investment funds	1,096,242	885,417
Bank deposit certificates – CDB	2,682	2,497
Others	195	808

	1,099,119	888,722

In foreign currency
Fixed income funds	6,054	13,795

	1,105,173	902,517

Exclusive investment funds

In 2005, the Company and its subsidiary TLA started to invest in the following exclusive investment funds:

  Spitfire Fundo de Investimento em Cotas de Fundos de Investimento Multimercado;
  Constellation Fundo de Investimento;
  Credit Suisse Fairchild Fundo de Investimento em Quotas de Fundo de Investimento em Multimercado de Longo Prazo;
  Credit Suisse 14 BIS Fundo de Investimento em Multimercado de Longo Prazo;
  Fundo de Investimento em Quotas de Fundos de Investimento Multimercado High Class; and
  Fundo de Investimento Multimercado First Class.

These funds are designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

The balance sheets of these funds, consolidated with the Company’s balance sheet information, are summarized below:

	03.31.2006	12.31.2005

Assets
Financial investments
Multimarket investment funds	495,345	416,535
Government Bonds	433,108	293,027
Bank deposit certificates - CDB	148,653	150,842
Debentures	19,108	18,775
Others	28	8,552
Prepaid expenses	49,592	27,369

	1,145,834	915,100

Liabilities
Accounts payable	4,822	2,314
Shareholders’ Equity	1,141,012	912,786

	1,145,834	915,100

5 Trade accounts receivable – Consolidated (a) Balance composition

			03.31.2006	12.31.2005

	Domestic	International	Total	Total

Credit cards	395,526	9,030	404,556	406,107
Travel agencies	221,642	15,788	237,430	244,476
Account holders	28,383	1,279	29,662	21,310
Other airlines	12,488	11,883	24,371	33,885
Cargo agencies	4,215	6,492	10,707	12,290
Post-dated Checks	2,184		2,184	18,506
Others	29,145	15,081	44,226	58,127

Total	693,583	59,553	753,136	794,701

Allowance for doubtful
accounts	(21,190)	(2,861)	(24,051)	(31,536)

Total	672,393	56,692	729,085	763,165

(b) Changes in the allowance for doubtful accounts

	03.31.2006	12.31.2005

Balance at the beginning of the period	31,536	30,400
Increases (recorded as sales expenses) in the period	1,333	5,802
Recovered in the period	(8,818)	(4,666)

Balance at the end of the period	24,051	31,536

6 Inventories - Consolidated

	03.31.2006	12.31.2005

Spare parts and material for repairs and maintenance	106,257	108,672
Other inventories	7,644	8,420

Total	113,901	117,092

Provision for loss on realization	(12,184)	(12,527)

Total	101,717	104,565

7 Advances to aircraft manufacturers - Consolidated

The Company makes contractual pre-payments to AIRBUS Industrie, as part of its program to acquire A-320 and A-350 aircraft. Amounts outstanding at March 31, 2006 amounted to R$153,576 (12.31.2005 - R$100,995), equivalent to US$ 70,694 thousand (12.31.2005 – US$43,147 thousand).

The amounts disbursed are reported as advances and classified as current assets, since the subsidiary Company TLA is guaranteed reimbursement of these prepaid amounts, when the aircraft are delivered by the manufacturer in the coming year and the consequent formality of contracting a loan or lease is effected. Furthermore, in order to meet the timetable of payments as set out in the cotracts, promissory notes were offered as guarantees by the Company, which at March 31, 2006, amounted to US$ 58,355 thousand (12.31.2005 - US$ 59,035 thousand).

8 Deposits in guarantee - Consolidated

Deposits and collateral in guarantee associated with the lease contracts for aircraft and turbines are stated based on the U.S. dollar exchange rate variation, with interest of the LIBOR rate plus a spread of 1% per annum (p.a.). The terms for redemption of the deposits and collateral are defined in the lease agreements.

9 Investments in subsidiaries (a) Composition of balances

	Parent Company		Consolidated

	03.31.2006	12.31.2005	03.31.2006	12.31.2005

Investments in subsidiaries	493,224	394,732
Goodwill (negative goodwill) on
acquisition of subsidiaries	(9,845)	(9,665)
Other investments			70	70

	483,379	385,067	70	70

(b) Information on subsidiaries

			03.31.2006	12.31.2005

		Transportes
	TAM Linhas	Aéreos del
	Aéreas S.A.	Mercosur S .A.	Total	Total

Number of shares
Total	2.064.602	87.653
Held	2.064.602	83.253
Percentage participation	100.00	94.98

Shareholders’ equity	455,052	40,190
Net income for the period	104,114	3,474
Book value of investment	455,052	38,172	493,224	394,732
Equity in earnings	104,114	3,300	107,414	174,344

10 Related party transactions

					03.31.2006	12.31.2005

		TAM	Transportes	Fidelidade
		Linhas	Aéreos del	Viagens e
		Aéreas	Mercosur	Turismo
	TAM S.A.	S.A.	S.A.	Ltda.	Total	Total

TAM S.A.
Other operating income						265
Dividends receivable		27,584			27,584	27,584
Long-term payables –
intercompany loans		(536)			(536)

TAM Linhas Aéreas
S.A.
Accounts receivable			1,585	36,207	37,792	39,379
Long-term receivables –
intercompany loans	536				536
Accounts payable			(318)		(318)	(2,054)
Dividends payable	(27,584)				(27,584)	(27,584)
Other operating income			4,857		4,857	20,345

Transportes Aéreos
del Mercosur S.A.
Cost of services
rendered		(4,857)			(4,857)	(20,345)
Accounts receivable		318			318	1,789
Accounts payable
(deposit as
guarantee)		(1,585)			(1,585)	(1,639)

Fidelidade Viagens e
Turismo Ltda.
Accounts payable		(36,207)			(36,207)	(37,740)

	(27,048)	(15,283)	6,124	36,207

In March 31, 2006, the subsidiary TLA received R$ 289 (12.31.2005 - R$ 2,143) from Táxi Aéreo Marília S.A. (“Marília”), as a reimbursement of costs for using a small part of its structure, such as the import area, personnel department and aircraft insurance. Marília has indirect shareholders common to TLA.

The operations performed between the companies were carried out under normal market conditions.

The Company and its subsidiaries signed a contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”) for the right to use the “TAM” brand. This contract establishes a monthly fee, which in the quarter ended March 31, 2006 totaled R$ 3,467 and was recorded as “Administrative expenses”.

11 Property, plant and equipment – consolidated

(a) Breakdown of balance

			03.31.2006	12.31.2005

					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates- %

Flight equipment	732,518	(296,165)	436,353	443,131	3 to 10
Buildings	185,338	(8,982)	176,356	177,210	1.73 to 3
Computers and software	76,211	(31,225)	44,986	44,883	20
Machinery and equipment	60,231	(26,805)	33,426	34,044	10
Furniture, fixtures and
facilities	20,192	(10,550)	9,642	9,711	10
Vehicles	30,658	(25,324)	5,334	5,867	20
Construction in progress	46,556	(356)	46,200	42,150
Other	12,638	(1,929)	10,709	11,610	4 to 20

	1,164,342	(401,336)	763,006	768,606

The line “Flight equipment” includes, at March 31, 2006, motors and spare parts. “Others” principally comprises improvements carried out to the runway at the São Carlos Technology Center.

The weighted annual average rate of depreciation for flight equipment is 8.64% , for buildings it is 2.77% and for others it is 6.13% .

Mortgages were taken out on property and property improvements of subsidiary TLA in the amount of R$ 110,499, to guarantee some loans (see note 12).

(b) Revaluation ( Nota20(c))

The subsidiary company TLA, continued to adopt the accounting criteria of “Revalued market value". Independent experts (Engeval Engenharia de Avaliações S/C Ltda.) issued an appraisal report at November 30, 2005 which was subsequently approved at an Extraordinary General meeting - AGE, held on December 28, 2005. The new revaluation, which included airplane engines and property, was recorded. This revaluation resulted in an increase in property, plant and equipment of R$ 35,963 (R$ 25,577 net of the provision for income tax and social contribution, as required by CVM Deliberation 273/98). The revaluation includes the replacement value of assets, under the same conditions in which they are identified. Consequently, when applicable, new estimates of the useful lives of these items were determined.

The subsidiary Mercosur, in accordance with accounting practices adopted by the Company, restated its aircraft and property balances at November 30, 2005, in accordance with an appraisal report issued by independent experts. This revaluation resulted in an equity increase, in the parent company, of R$ 2,152. The valuations include the replacement value of assets, under the same conditions in which they were found.

As required by CVM Deliberation 183/95, realization of the revaluation reserve was transferred to retained earnings, and amounted to R$ 915 for the quarter ended March 31, 2006 (12.31.2005 - R$ 3,852).

12 Loans and financing – Consolidated

			Payment terms
		Interest rates	and year of last
	Guarantees	(weighted average)	payment	03.31.2006	12.31.2005

Local currency

Leasing of IT	Promissory note	2.42% to 20.27%	Monthly until
equipment	R$ 12,999	p.a.(15.11% p.a.)	2009	4,955	3,729

Leasing of IT	Promissory note	CDI + 0.36% to 3.5% p.a.
equipment	USD 19,018	(3.84% p.a.)	Annual until 2009	25,669	25,664

	Promissory note	Annual LIBOR + 0.45%
FINIMP	USD 40,762	to 6.02% p.a.(6.00% p.a.)	Annual until 2008	92,366	102,361

	Lien over assets	Long-term interest rate
FINEM – Sub	and accounts	(TJLP) + 4.5% p.a.(12.7%	Monthly until
credit A	receivable	p.a.)	2011	55,054	54,623

	Lien over assets	Basket of currencies
FINEM – Sub	and accounts	BNDES + 3.50%	Monthly until
credit B	receivable	p.a.(14.9% p.a.)	2011	8,979	8,892

	Promissory notes	CDI+0.6% p.a. to	Six-monthly until
Compror	of R$ 32,098	3.5% p.a.(17.3%p.a.)	2006	106,173	46,848

	Promissory notes	TJLP + 1.5% to 2.0% p.a.	Monthly until
Others	of R$ 6,995	(9.98% p.a.)	2008	5,448	6,499

	Promissory notes		Six-monthly until
Others	USD 3,165	Fixed interest 8.5% p.a.	2006	1,690	1,821

	Promissory notes	Six-month LIBOR +	Six-monthly until
Others	USD 2,252	2.5% p.a.(8.89%p.a.)	2006	143	154

Total in local currency				300,477	250,591

			Payment terms
		Interest rates	and year of last
	Guarantees	(weighted average)	payment	03.31.2006	12.31.2005

Foreign currency

Leasing		Fixed instalments of	Monthly until
renegotiation	Letter of guarantee	US$53 thousand	2022	14,647	15,922
Financing -
Machinery and	Guarantee	Monthly LIBOR +	Monthly until
equipment	deposit	5% p.a. (9.8% p.a.)	2008	2,728	2,974

		six-monthly LIBOR +
Working Capital -		3% p.a.(10.83%	Monthly until
IFC	Guarantee deposit	p.a.)	2012	18,558

		Fixed rate of	Monthly until
Others	Lien on goods	8.5% p.a	2007	339	366

Total in foreign currency				36,272	19,262

Total in local and foreign currency				336,749	269,853

Current				(162,804)	(118,448)

Non-current				173,945	151,405

Abbreviations:
FINIMP – Import Financing
FINAME – Government agency financing for machinery and equipment
TJLP – Long term interest rate
CDI – Interbank deposit rate

Long-term amounts fall due as follows:

Year	03.31.2006	12.31.2005

2007	50,336	58,832
2008	55,068	41,764
2009	13,395	13,377
2010	13,419	13,419
2011	12,404	12,413
2012	19,365	869
After 2012	9,958	10,731

	173,945	151,405

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC – in the amount of US$ 50 million, of which US$ 33 million will be used as advances to aircraft manufacturers for aircraft to be acquired for its fleet and US$ 17 million as working capital.The funds become available as from the first quarter of 2006 and will be repaid in six-monthly instalments from November 2006 to May 2012. In the first quarter, of the US$ 17 million destined for working capital, R$ 18,558 (US$ 8.5 million) was released, with the remaining funds of US$ 8.5 million becoming available in the second quarter of 2006. The remaining amount will be drawn down in one payment as from July 2006. Guarantees given comprise a guarantee contract, a private instrument giving a lien on equipment and special rights to credits in guarantee accounts.

13 Financial leases - Consolidated

		Monthly
	Financial interest	payments with
	(weighted average)	final due date in	03.31.2006	12.31.2005

Foreign currency

Turbines - Airbus	Semi-annual LIBOR +
319/Airbus 320	1.5% p.a (6.3% p.a.)	2015	53,779	60,347
Turbines and parts	Monthly LIBOR +
Airbus 330	1.5% p.a. (4.6% p.a.)	2009	7,394	8,467
Motors - Fokker 100	Interest of 1.2% p.a.	2006	237	255
Instalments of
renegotiated	Monthly LIBOR
operational leases	(6.3%p.a.)	2017	33,545	32,984
	Semi-annual LIBOR +
	1.25% to
	2.10% p.a.(5.5%p.a.)	2012	91,759	95,942
	Quarterly LIBOR +
	1.75% p.a (5.7%p.a.)	2009	8,045	8,430
	Fixed interest of from
	1.12%p.a.	2009	9,070	11,327

			203,829	217,752

Current			(72,622)	(62,049)

Non-current			131,207	155,703

The lease obligations above are guaranteed by a letter of credit issued by the Company.

Long term amounts fall due as follows, per year:

Year	03.31.2006	12.31.2005

2007	31,641	45,983
2008	29,826	32,137
2009	28,175	30,357
2010	13,665	14,723
2011	12,950	13,974
2012	5,292	7,868
After 2012	9,658	10,661

	131,207	155,703

14 Commitments

(a) Operating leases – Consolidated

The subsidiary TLA has operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet, because the contracts do not include purchase options for 24 Fokkers 100, 13 Airbus A319, 37 Airbus A320 and 10 Airbus A330 (12.31.2005 - 25 Fokkers 100, 13 Airbus A319, 36 Airbus A320 and 10 Airbus A330). These contracts are for periods of up to 192 months and are restated based on the U.S. dollar exchange rate variation, plus LIBOR. In the quarter ended March 31, 2006, expenses with lease contracts recognized in the consolidated statement of income as "Cost of services rendered" amounted to R$ 162,150 (1st quarter of 2005 – R$ 153,644), equivalent to US$ 74,565 thousand (1st quarter of 2005 – US$ 58,449 thousand).

For all the above operations the Company issued letters of guarantee.

			In thousands of US dollars

	Financial interest	Monthly payments
	(weighted average)	with final payment in:	03.31.2006	12.31.2005

	Monthly LIBOR (6.3% p.a.)	2011	94,459	97,026
	Quarterly LIBOR
	(4.5% p.a.)	2009	17,968	19,360
	Semi-annual LIBOR +
	1.50% to 1.75% p.a.
Airbus A319	(5.9% p.a.).	2020	183,877	187,927

	Fixed interest of 4.0% p.a.	2012	29,826	4,640
	Monthly LIBOR(6.3% p.a.)	2013	133,698	138,273
	Quarterly LIBOR +
	1.75% p.a. (5.4% p.a.)	2021	256,935	224,445
	Semi-annual interest+
Airbus A320	1.75% p.a.(5.5% p.a.)	2020	350,180	358,225

	Semi-annual LIBOR +
	1.25% to 2.10% p.a.
Airbus A330	(4.9% p.a.)	2020	704,654	725,540

	Fixed interest of from
	1.12% to 2.00% p.a.
	(1.2% p.a.)	2011	96,016	101,553
	Semi-annual LIBOR
Fokker 100	(4.7% p.a.)	2007	13,408	13,459

	Fixed interest of from 0.92%
	to 1.01% p.a.(0.95% p.a.)	2007	1,696	1,696
Airbus	Semi-annual LIBOR
Turbines	(5.2% p.a.)	2014	9,314	9,632

			1,892,031	1,881,776

All the above operations are guaranteed by letters of guarantee.

Future disbursements on these contracts per year of maturity are summarized below:

	In thousands of US dollars

Year	03.31.2006	12.31.2005

2006	204,428	261,205
2007	251,074	238,778
2008	224,557	213,358
2009	207,331	197,470
2010	200,926	188,201
2011	216,387	204,777
2012	170,251	164,657
After 2012	417,077	413,330

	1,892,031	1,881,776

(b) Commitments for future aircraft acquisition

The subsidiary TLA has commitments to purchase 9 new Airbus 320 “family” aircraft, which have delivery schedules between 2006 and 2008: 5 in 2006, 2 in 2007 and 2 in 2008. At the time of delivery, new leasing operations will be contracted.

During the second quarter of 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321). The delivery of the A320 family aircraft are scheduled between 2007 and 2010; 4 in 2007, 5 in 2008, 6 in 2009 and 5 in 2010. It is intended to use them on domestic routes.

The Company also signed a firm contract to purchase 10 A350-900 with an additional 5 options subject to future operational conditions. The A350s will start to be delivered at the end of 2012. They will have a 3-class configuration and will be used for the long-distance routes of the international market, replacing the A330 aircraft which currently operate the routes to Miami ,New York and Paris.

15 Reorganization of the Fokker 100 Fleet – Consolidated

As a result of the process of reorganization of the Fokker 100 fleet, on December 19, 2003, the subsidiary TLA cancelled 19 leasing contracts, of which ten were financial leases and nine were operating leases. As a result, the subsidiary TLA signed a contract for the payment of a penalty fine in 30 consecutive quarterly installments, falling due between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was fully recognized in the statement in 2003. The installments are payable quarterly and letters of guarantee were offered by the Company.

TLA also renegotiated the maturity of certain overdue installments in the original amount of R$ 49,599.

These aircraft, as from the date of the contract up to their return, are classified as operating leases.

The return of these aircraft was originally planned to take place in the period from July 2004 to July 2005. By December 31, 2005, fourteen aircrafts had been returned in conformity with the original schedule. In January 2005, an amendment contract was signed extending the timeframe for the return of the last 5 aircraft to April 2006.

At March 31, 2006, the total commitment amounts to R$ 86,333 (12.31.2005 - R$ 94,365), equivalent to US$ 39,741 thousand (12.31.2005 - US$ 40,315 thousand), of which R$ 10,298 (12.31.2005 - R$ 9,361) was recorded in current liabilities (Other accounts payable).

Long-term maturities have the following distribution:

Year	03.31.2006	12.31.2005

2007	8,570	12,311
2008	13,504	14,550
2009	17,978	19,371
2010	20,376	21,954
2011	15,607	16,818

	76,035	85,004

16 Advances from tickets sales

At March 31, 2006, the amount recorded as “Advances from ticket sales” is represented by 1,533,027 (12.31.2005 – 1,483,315) ticket coupons sold, but not used.

Based on the average number of passengers transported in the quarter ended March 31, 2006, the quantity of tickets sold and unused at March 31, 2006 represents 24 days of passenger travel.

17 Provision for contingencies and judicial deposits- Consolidated

Management of the subsidiaries TLA and Mercosur recorded provisions for the total amount being disputed in court for those cases where the Company’s attorneys judge the probable outcome is likely to be unfavorable, or for those amounts which are disputed in court and the discussion is based on laws or decrees or where court decisions in similar cases have proved unfavorable.

As of March 31, 2006, the provision for contingencies is detailed as follows:

	03.31.2006	12.31.2005

Taxes
COFINS (i)	292,073	275,516
PIS (i)	79,403	77,431
Additional tariff (ii)	183,618	168,045
Witholding income tax (IRRF) on leases	11,203	10,932
Staff fund (iii)	39,335	35,978
Airport charge(iv)		61,931

	605,632	629,833

Labor	4,828	4,838
Civil	19,648	19,430

	630,108	654,101

Abbreviations:
COFINS: Contribution for Social Security Financing
PIS: Social Integration Program

(i) Corresponds to the discussion of the constitutionality of Law 9718/98, which changed the taxation basis of PIS and increased the rate and calculation basis of COFINS. Judicial deposits were made for the period from June 1997 to April 1999. For the months in which no deposits were made, the subsidiary TLA has obtained a preliminary injunction. These amounts, net of their related judicial deposit, are being updated by the SELIC interest rate. The amount under discussion as of March,31 2006 was R$ 58,636 (12.31.2005 – R$ 57,241), of which R$ 5,748 (12.31.2005 – R$ 5,620) has been paid to the tax authorities or into court and would be refundable or compensated against other taxes payable were a decision favourable to the Company to be given.

(ii) A 1% charge on the amount of fares of all tickets sold for regular domestic lines which are not supplemented. Management of subsidiary TLA, based on the opinion of its legal advisors, contests the constitutionality of this charge, and the non-payment is supported by a judicial order.

(iii) Corresponds to a charge of 2.5% of the payroll for private social service and professional education entities. Management of TLA, based on the opinion of its legal advisors, contest the constitutionality of this charge, and its non-payment is supported by a judicial order.

(iv) This relates to the Company, based on its lawyers´ advice, questioning the legality of charges for the use of communication and navegation aids, the use of communications and visual and radio aid at aircraft traffic terminals and charges for landing and on-ground stopping time. In March 2006, the injunction giving the company the right to withhold payment was revoked. As a result, the Company immediately paid over the amount it had been withholding – amounting to R$ 94,726.

The judicial deposits, related to the cases disputed in court, are recorded as long-term receivables and can be demonstrated as follows:

	03.31.2006	12.31.2005

Taxes
COFINS	25,397	25,397
PIS	8,450	8,450
ISS	583	583
Labor	3,164	3,164
Civil	8,114	7,996
	11,428	10,287

	57,136	55,877

18 Debentures

At the Extraordinary General Meeting held on April 7, 2003 shareholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with a nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus interest equivalent to the Long-Term Interest Rate (TJLP).

The outstanding balance per issue is set ou below:

Date	Series	Quantity	Amount	03.31.2006	12.31.2005

April 22, 2003	first	473,006	47,301	29,229	31,826
April 22, 2003	second	222,835	22,284	13,769	14,994
May 16, 2003	third	177,165	17,717	11,610	12,533

		873,006	87,302	54,608	59,353

	Current			(26,990)	(26,109)

	Long term			27,618	33,244

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A., on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

19 Income tax and social contribution – Consolidated

(a) Reconciliation between nominal and effective income and social contribution taxes

		03.31.2006		12.31.2005

	Income	Social	Income	Social
	Tax	Contribution	Tax	Contribution

Income before income tax and social contribution	171,333	171,333	78,903	78,903

Rates - %	25%	9%	25%	9%

Expense with income tax and social contribution	(42,833)	(15,420)	(19,726)	(7,101)
Income tax and social contribution
on permanent differences	(1,225)	(439)	1,096	388

	(44,058)	(15,859)	(18,630)	(6,713)

Income tax and social contribution
Current	(28,835)	(13,146)	(17,183)	(4,752)
Deferred	(15,223)	(2,713)	(1,447)	(1,961)

	(44,058)	(15,859)	(18,630)	(6,713)

The above statement reflects only the activity of the Company and the subsidiaries TLA and Fidelidade, since the subsidiary Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales. During the second quarter of 2005, the Company started to earn taxable income and management decided to recognize tax credits resulting from the previous negative results of its operations. It is expected that these credits will be fully utilized by the end of 2006.

At March 31, 2006, consolidated tax losses and negative basis of social contribution balances carried forward amounted to R$ 829 and R$ 268,597 (12.31.2005 – R$ 2,639 and R$ 312,418), respectively. .

(b) Composition of deferred income and social contribution tax assets

	03.31.2006	12.31.2005

Accumulated tax losses	207	660
Accumulated negative basis of social contribution	24,174	28,118
Temporary differences in the calculation of taxable income	147,440	161,240

	171,821	190,018

Current	(23,845)	(23,782)

Long term	147,976	166,236

Based on annual taxable income projections, adjusted to present value based on market interest rates, as required by CVM Instruction 371/00, as well as current legislation related to the offset of taxable income (limited to 30% annually for tax losses and negative basis of social contribution), the company’s management estimates that the percentages for the use of deferred tax benefits are as follows:

2006	2007

37%	63%

If compensation of the tax benefit was to be performed on the criteria of nominal projected results, full realization would occur up to 2007.

The estimates for realization of the tax benefit include several assumptions relating to quantitative and financial data which, at the moment, are considered the best available estimates. However, it is important to emphasize that variations may occur between amounts budgeted and those effectively realized, considering TLA’s dependence on the economic scenario and operating conditions.

Since the taxable basis of income and social contribution taxes on net income arises not only from the income generated, but also from the existence of non-taxable income, non-deductible expenses, tax incentives and others, there is no immediate correlation between the estimated net income and the result of income tax and social contribution. Therefore, the expectation of use of tax benefits should not be taken as the sole indicator of future results.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded at March 31, 2006 is net of income and social contribution tax charges incurring on revaluation increments calculated on aircraft turbines and property. The deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 62,825 at March 31, 2006 (12.31.2005 - R$ 63,287).

20 Shareholders’ equity (a) Capital

Subscribed and fully paid capital is comprised of 149,059,462 (12.31.2005 – 144,059,462) shares, of which 59,794,845 (12.31.2005 – 59,816,248) are common shares and 89,264,617 (12.31.2005 – 84,243,214) are preference shares. Authorized capital amounts to R$ 1,200,000 (12.31.2005 – R$ 1,200,000) and can be increased with the issuance of common and preferred shares after the board of directors' approval.

At March 31, 2006, the Company did not hold shares in treasury.

The preference shares do not have the right to vote at general meetings, except for certain matters, while the Company is listed at Level 2 on the BOVESPA; however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the ordinary shares, in the distribution of any benefits to the shareholders.

(i) In the Extraordinary Shareholders’ Meeting held on May 16, 2005, the shareholders approved the split of the shares issued by the Company, so that the holders of each share were then holders of two shares of the same class and type. As a result, the total number of shares went from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preference shares, all with no par value and undividable in relation to the Company, bearing the same rights and advantages attributed to them by the Company’s by-laws. The split had no impact in the paid-in capital and the new shares were credited to the shareholders respecting the proportion of shares as stated in the share register.

(ii) At that same date, the following was approved:

  The increase in the limit of the Company’s authorized capital to R$ 1,200,000;
  Complete reformulation of the statutes so that they reflect the requirements set forth by the Level 2 of Corporate Governance Practices; and
  The possibility of creating a share purchase option plan with a maximum limit of 2% of share capital being established.

(iii)      The Company made Public Offerings of nominative, no-nominal-value preference shares with the characteristics set ou in the table below:

	2006	2005

Date	March 10	June 13
Stock Exchange	São Paulo and New York	São Paulo
Quantity of shares
Primary	5,000,000	21,133,000
Secondary	30,618,098	9,057,000
Supplementary	See Note 31	197,120
Issue price
R$	42.00	18.00
US$	19.43	N/A
Capital Increase	26,381	33,160
Share Premium	183,619	350,782

(iv) According to the Adhesion Contract signed with BOVESPA, the Company has up to three years from June 13, 2005, to comply with the 25% free float requirement. At March 31, 2006, free float was 44.78%, which demonstrates that this requirement was met in less than one year.

(b) Capital reserve – Share Premium account

The share premium originating from the subscription of shares is because of the surplus of the net amount received over the capital increase, and benefits all the shareholders equally.

(c) Revaluation reserve (Note 11(b))

An amount from the revaluation reserve constituted in previous years, proportionally to the depreciation over the amount of the revalued permanent assets, was transferred to the “accumulated income” line, and, in March 31, 2006, totaled R$ 915 (12.31.2005 – R$ 3,582). Of the total reserve, R$ 34,285 corresponds to the revaluation of land, that will only be realized at the time of its eventual disposal.

In accordance with CVM Instruction 197/93, the tax charges on the revaluation reserve, which on March 31, 2006 amounted to R$ 62,825 (12.31.2005 – R$ 63,287), are recognized in the statement of income as the reserve is realized.

(d) Dividends

In accordance with the Company’s by laws, shareholders are guaranteed a minimum dividend of 25% of net profit for the year, after deducting 5% for the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

(e) Retained Income Reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve to finance the Company's capital budget and working capital requirements – given the future investment forseen in leasing additional aircraft.

(f) Stock Option Plan

An Extraordinary Shareholders´meeting held on September 29, 2005 approved a Plan which will permit that directors and employees are given share options. The Administrative Council is responsible for defining and managing the plan.

The Plan conforms to the decision of the Extraordinary General meeting of May 16, 2005, which limits dilution of the Company´s equity to 2%, for such share options.

The Board of Directors authorised the issuance of 715,252 share options. The exercise price is equivalent to the average share price in the month prior to the option being granted with a discount of 20%, but adjusted by the IGPM inflation index to the option date. Exceptionally for the first options granted, the same price as that of the 2005 IPO will be used i.e. R$18,00 – to which the same 20% discount and inflation adjustments will apply.

(g) Prior year adjustment

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the frequent flyer program (Fidelidade program).

Such liabilities amounted to R$ 8,919 (net of the tax effect of R$ 4,597) at the beginning of the quarter and this amount has been charged to "Retained Earnings".

21 Gross sales segment report

The Company utilizes its gross sales segment report by type of service rendered. However, in order to make the information available to financial analysts and readers of the interim financial information in general, we are providing a breakdown of revenue by region and by product line as follows:

(a) By type of service rendered

					Annual
	03.31.2006%		03.31.2005%		change (%)

Domestic revenue
Regular – Pax	1,113,950	67.0	843,811	63.1	32.0
Charter – Pax	73,908	4.4	74,399	5.6	-0.7
Cargo	72,343	4.3	52,828	4.0	36.9

Total	1,260,201	75.7	971,038	72.7	29.8

International revenue
Regular – Pax	284,189	17.1	246,471	18.4	15.3
Charter – Pax	3,011	0.2	5,252	0.4	-42.7
Cargo	30,758	1.8	34,114	2.6	-9.8

Total	317,958	19.1	285,837	21.4	11.2

Other operating income
Commission	6,771	0.4	5,831	0.4	16.1
Fidelity card partners	31,396	1.9	14,357	1.1	118.7
Aircraft sub-leasing	13,273	0.8	24,214	1.8	-45.2
Travel agency income	5,738	0.3	7,335	0.5	-21.8
Others	28,456	1.7	26,877	2.1	5.9

Total	85,634	5.1	78,614	5.9	8.9

Gross sales	1,663,793	100.0	1,335,489	100.0	24.6

(b) By region

					Annual
	03.31.2006%		03.31.2005%		change (%)

Brazil	1,345,835	80.9	1,049,651	78.6	28.2
Europe	108,232	6.5	99,214	7.4	9.1
North America	119,323	7.2	90,238	6.7	32.2
South America (except Brazil)	90,403	5.4	96,386	7.3	-6.2

Total	1,663,793	100.0	1,335,489	100.0	24.6

(c) By product line

					Annual
	03.31.2006%		03.31.2005%		change (%)

Regular - Pax	1,398,139	84.0	1,090,282	81.6	28.2
Charter - Pax	76,919	4.6	79,651	6.0	-3.4
Cargo transport	103,101	6.3	86,942	6.5	18.6
Other revenue	85,634	5.1	78,614	5.9	8.9

Total	1,663,793	100.0	1,335,489	100.0	24.6

22 Breakdown of principal expense groups - Consolidated

					03.31.2006		03.31.2005

				Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	146,247	17,168	18,884	7,659	189,958	13.6	146,097	12.5
Fuel	469,805				469,805	33.5	346,827	29.8
Depreciation and
amortization	17,856	289	4,771		22,916	1.6	20,850	1.8
Maintenance and
repairs (except
personnel)	77,821				77,821	5.6	91,454	7.9
Aircraft insurance	8,891				8,891	0.6	10,377	0.9
Take-off, landing
and navegation
aid charges	69,096				69,096	4.9	54,341	4.7
Leasing of
airraft and
equipment	163,053	457	299		163,809	11.7	157,803	13.6
Third party
services	42,566	42,226	40,571		125,363	8.9	89,137	7.7
Commercial and
marketing		203,124			203,124	14.5	189,215	16.2
Other	39,279	(1,130)	31,847		69,996	5.1	58,109	4.9

	1,034,614	262,134	96,372	7,659	1,400,779	100.0	1,164,210	100.0

23 Financial result – Consolidated

	03.31.2006	03.31.2005

Financial Income
Interest from investments	39,680	2,287
Exchange rate variation	16,178	21,776
Interest income	2,365	2,107
Discounts obtained	680	1,004
Financial instruments gain	512
Other financial income	664

	60,079	27,174

Financial Expenses
Exchange rate variation	(4,896)	(21,185)
Interest expense	(28,027)	(17,258)
CPMF	(5,121)	(3,618)
Financial instrument losses	(28,886)	(15,150)
Other financial expense	(4,496)	(3,556)

	(71,426)	(60,767)

Financial result, net	(11,347)	(33,593)

24 EBITDAR, EBITDA and EBIT - Consolidated

The Company uses the EBITDAR (net income before interest, taxes, depreciation, amortization and rents - leasing), the EBITDA (net income before interest, taxes, depreciation and amortization) and the EBIT (net income before interest and taxes) as indicators to determine its financial and economic performance.

These indicators are not described in Brazilian accounting standards. The Company uses the EBITDAR, EBITDA and EBIT since they are standard financial measures, with the first two extensively used in the aviation sector and the latter throughout the financial community.

The above indicators should not be analyzed on their own, but should be evaluated together with operational income and net income for the period, which are determined in accordance with accounting practices derived from Brazilian Corporation law.

We demonstrate below the calculations of the Company’s EBITDAR, EBITDA and EBIT:

			Annual change
	03.31.2006	03.31.2005	(%)

Net income before minority interest	111,416	53,560	108.0
Income tax and social contribution	59,917	25,343	136.4
Financial result, net	11,347	33,593	-66.2
Non-operating result, net	(4,662)	811
Other operating expenses, net	10,608	2,722	289.7

EBIT	188,626	116,029	62.6

Depreciation and amortization	22,916	20,850	9.9
Amortization of goodwill on acquisition
of subsidiary	180	554	-67.5
EBITDA	211,722	137,433	54.1

Rental - Leasing	163,809	157,803	3.8

EBITDAR	375,531	295,236	27.2

Net revenue	1,589,585	1,280,239	24.2

Margins:
EBIT	11.9%	9.1%	2,8 p.p.
EBITDA	13.3%	10.7%	2,6 p.p.
EBITDAR	23.6%	23.1%	0,5 p.p.

25 Financial debt - Consolidated

In order to improve the available information to the market, the Company is presenting below a summary of information already described in some notes to the interim financial information. The financial debt information is used by the Company as an indicator of its financial performance. The information is not required by the Brazilian accounting standards, however it is widely used by the financial community.

This indicator should be analyzed together with all of the Company’s liabilities as recorded in the balance sheet in accordance with the Brazilian accounting practices.

	Explanatory Note	03.31.2006	12.31.2005

Current
Loans and financing	12	162,804	118,448
Leasing	13	72,622	62,049
Reorganization of Fokker 100 fleet	15	10,298	9,361
Debentures	18	26,990	26,109

		272,714	215,967

Long Term
Loans and financing	12	173,945	151,405
Leasing	13	131,207	155,703
Reorganization of Fokker 100 fleet	15	76,035	85,004
Debentures	18	27,618	33,244

		408,805	425,356

		681,519	641,323

26 Benefits for employees (a) Supplementary pension plan

The subsidiary TLA sponsors three private pension plans (TAM Prev I, II and III) to supplement retirement pensions and benefits as follows:

(i) Retirement Plan - TAM Prev - Plan I

TAM Prev - Plan I is managed by MultiPensions Bradesco and started in October 1982 as a “defined benefit plan”, mainly for retirement, death and disability, and is partially funded by employee contributions and matched by sponsor’s contributions.

On November 26, 2004 the Secretary for Complementary Pensions approved the proposal to transfer participants from Plan I to Plan II. By March 31, 2006, 181 participants had adhered to this transfer proposal (41 participants still remain). This plan is no longer available for new participants.

(ii) Retirement Plan - TAM Prev - Plans II and III

TAM Prev - Plans II and III, also managed by MultiPensions Bradesco, started in April 1995 and December 1998, respectively, and are structured as defined contribution plans for retirement benefits partially funded by employee contributions and matched by the sponsor, and as a defined benefit plans for benefits of uncertain date (death and disability), which are entirely funded by the sponsor.

The total liability of the plans was calculated based on a report issued by independent actuaries, dated January 23, 2006, whose premises at the time did not result in any significant changes in 2005 or in the amount payable but not recorded in the accounts. This unrecorded liability, as required by the CVM Deliberation, is being recognized in the statement of income over five years as from January 01, 2002. The residual value to be amortized in 2006 amounts to R$ 1,300.

Since 2002, the amount recorded under “other accounts payable” totaled R$ 18,958 (12.31.2005 - R$ 18,790).

(iii) Methodology to calculate actuarial liability

The methodology adopted by the independent actuary (Towers, Perrins, Forster & Crosby Ltda.) to calculate the actuarial liabilities was the projected unit credit method, supported by the following actuarial assumptions:

		Annual
		Percentages

	2005	2004

Economic
Nominal discount rate	11,83	12,36
Nominal estimated return rate of assets	13,72	14,28
Nominal growth rate of plan benefits	5	6
Nominal future salary growth rate	7,10	8,12
Inflation	5	6
Growth rate of social security benefits	5	6

Demographic
Table of mortality	AT-49	AT-49
Table of mortality of disabled	RRB 1944	RRB 1944
Table of disability	Álvaro Vindas	Álvaro Vindas
Table of turnover	PW-1	PW-1

(b) Profit sharing

In accordance with a Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and social security charges” at March 31, 2006, the provision for the three months then ended for payment of this benefit in the amount of R$ 7,522 (12.31.2005 – R$ 42,465).

27 Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. At March 31, 2006, considering the aircraft fleet of the subsidiary TAM - Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$1.5 billion

Following the September 11, 2001 terrorist attacks in the USA, insurance companies established surcharges on the insurance of aircraft bodies and on civil liabilities generated by acts of war or terrorism.

The insurance companies limited worldwide coverage to US$ 150,000 thousand per claim, and for higher amounts the premiums must be paid in cash for the total term of the policies, which has made an increase in the coverage by any amount, unviable.

As a consequence, the Brazilian Government, through Law 10744 of October 9, 2003 and Decreet nº 5035 of April 5, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

28 Contingent assets

(a) Value-added tax - ICMS

ICMS payments made in the period from May 1989 to May 1994 were considered not due because of the unconstitutionality of the ICMS legislation. TLA management, together with its legal advisors, is taking appropriate measures to recover the total amounts paid. However, management of the subsidiary will recognize the total credits involved, estimated at approximately R$ 55,000 and the eventual monetary restatement, only when the financial recovery of this right is defined.

(b) Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government requesting compensation for breach of the economic-financial balance of the concession contract for air transportation services caused by insufficient fares. The variance occurred in the period from January 1988 to September 1993, when the fares were established by the Government.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to interest on arrears from September 1993, and monetary restatement from November 1994. At present a special motion by the Company is pending decision at Supreme Court level as to whether or not the intervention of the Public Prosecutor should be sought.

Management has not recognized in the interim financial information any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Adicional de tarifas aeroportuárias (ATAERO)

TLA filed an ordinary lawsuit for anticipated custody addressing the legality of the additional 50% charged over tariffs (ATAERO). On March 31, 2006, the amount under discussion totaled R$ 473,589.

29 Financial instruments

(a) General Considerations

The Company performs transactions involving financial instruments to reduce the exposure to exchange rate risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to pre-established policies pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high risk assets of a speculative nature.

  Risk from the price of services - This risk relates to possible changes in the price of services provided by the Company, since it operates in an extremely competitive market, both locally and internationally. The cost of rendered services could be affected by changes in international prices of its main cost i.e. aviation fuel. To minimize this risk, the Company permanently monitors the price fluctuations in the domestic and international markets, in order to adjust the price of its services to the effective cost, and it has an aviation fuel hedge policy whereby it protects a percentage (approximately 30%) of its exposure for the following three months.

  Interest rate risk - This risk arises from possible losses (or gains) as a result of fluctuations of the interest   rates to which the Company’s liabilities and assets are linked. To minimize possible impacts from interest   rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed   and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt   them to current market conditions.
  Foreign exchange rate risk - This risk is related to possible foreign exchange rates volatility, affecting the   financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign   currency. To protect against these fluctuations, the Company has adopted a policy of contracting hedge   operations, usually “European/Asiatic Options” operations, as demonstrated in item “b” below. Part of this   risk is mitigated given the fact that the Company operates overseas and revenues from these transactions   are denominated in hard currency. The existing policy for contracting hedges is to be protected by a   percentage of hard currency payments (approximately 40%) for the subsequent 12 months.
  Credit risk - This risk arises from the possibility of not recovering amounts receivable from services   provided to consumers and/or travel agencies, or from credits with financial institutions due to financial   investments. To mitigate this risk the Company has adopted credit limits and permanently accompanies its   debtor balance (basically with travel agencies). With respect to marketable securities, the Company only   invests with institutions with low credit risk, as evaluated by rating agencies. In addition, each institution has   a maximum limit for investments, as determined by the Company’s Financial Committee.

(b) Exposure

  Foreign Exchange Rate

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel purchases, from contracting engine maintenance services from its manufacturers and from financing contracts related to the expansion/maintenance of its operational activities.

On March 31, 2006, contracts for options to provide hedge for liabilities from suppliers and financing, amounted to R$ 771,202 - US$ 355,000 thousand (12.31.2005 - R$ 816,904 – US$ 349,000 thousand), and have several maturity dates, up to December 13, 2006.

The above mentioned operations, if settled on March 31, 2006, would represent a loss of R$ 69,479 (12.31.2005 - R$ 93,514).

The foreign exchange exposure is mainly indexed to the US Dollar, as follows:

	03.31.2006	12.31.2005

Assets:
Foreign Banks	43,660	46,270
Financial investments - Indexed to the US$	6,054	13,795
Accounts receivable	48,314	62,333
Aircraft pre-payments	153,576	100,995
Guarantee deposits	111,293	118,660

Liabilities:
Loans and Financing/Reorganization of Fleet	(253,812)	(331,379)
Foreign suppliers	(37,623)	(29,775)
Leasing - Commitments for the next 12 months	(580,459)	(611,403)

Foreign exchange exposure - R$	(508,997)	(630,504)

Financial instruments (Hedge)	771,202	816,904

The Company’s management understands that the effects of the aforementioned exposure are mitigated by the fact that part of its sales are abroad and in hard currency.

  Price of Services

The Company enters into operations to protect its exposure to the price volatility of aviation fuel, its main cost.

As of March 31, 2006, these operations, with several maturities until June,1 2006, totalled approximately, R$ 86,418 (12.31.2005 - R$ 82,912), equivalent to about 600 thousand barrels (12.31.2005 - 585 thousand barrels).

If settled on March 31, 2006, the aforementioned operations would represent losses of R$ 601 (12.31.2005 – R$ 47).

(c) Financial Investments

Represented by fixed interest investments indexed to foreign exchange rate variation and with maturities of up to 60 days.

(d) Investments

The subsidiaries “TAM Linhas Aéreas S.A” and “Transportes Aéreos del Mercosur S.A.” are privately-held companies and therefore there is no information available about their market value.

30 Fidelity Program

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice for the recognition of costs of its frequent flyer Fidelidade program began to accrue a provision for future liabilities relating to the program.

The provision was calculated taking into consideration:

  The quantity of points earned, converted into free flights;
  The quantity of points which expired without being converted into flights;
  The quantity of free flights flown with other airlines; and
  Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the addditional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

At March 31, 2006, the Fidelidade program's customers had earned but not used, the equivalent of 1,206,122 (12.31.2006 – 1,161,477) free flights.

The number of free flights earned by customers and not yet used represents the maximum number of free flights – before deduction of the average number not used by customers. The average of unused flights averages approximately 31.55%, which reduces the quantity of unused free flights to 825,591 (12.31.2005 – 861,700). In the quarter ended March 31, 2006 our customers utilized 170,744 (2005 – 546,452) free flights.

The free flights flown on other airlines corresponds to 1.39% at March 31, 2006 (2005 – 1.89%) of the free flights earned.

Taking into account the above variables and the incremental cost, the provision for future costs of the program at March 31, 2006 amounts to R$11,728. Using the same criteria at December 31, 2005, the provision then would be R$13,520.

Taking into consideration the change in accounting practice, the Company recorded an adjustment to prior years amounting to R$8,919, comprising the value of the provision calculated using this criteria, less the tax effect of R$4,597.

Taking into consideration that the conversion of points into free flights takes place, on average, when 10,000 points have been earned, at March 31, 2006 customers with enough poinyts to effect the conversion amounted to 685,302 (12.31.2005 – 612,274) free domestic flights.

The points earned by our customers on the Fidelidade program are valid for two years for conversion into tickets. This limits the growth of the programs future cost – there is a tendency of stability as to the quantity of passengers transported on the program.

The Fidelidade program earns income from partnerships forged with several companies. In the quarter ended March 31, 2006 such income amounted to R$31,396 (2005 – R$85,051).

31 Subsequent events

On April 6, 2006 an increase in the Company's Issued Capital was approved, within the amount of Authorized Capital, as a result of the exercising of an option for a supplementary block of shares as permitted by a Preference share distribution agrement.

The supplemental block of shares amounted to R$63,163, corresponding to the issue of 1,503,879 preference shares ate the price of R$42,00 per share of which R$5.2762 is recorded as Issued Capital and R$36.7238 is taken to Capital Reserve as Share Premium. The increase in capital amounted to R$7,935, resulting in it increasing from R$180,290 to R$188,225. Upon conclusion of this operation, Share Capital comprises 150,563,341 shares of which 59,794,843 are ordinary and 90,768,498 preferred and the free float becomes 45.3% of Share Capital.

32 Supplementary Information - Statement of Consolidated Cash Flows

	Consolidated

	03.31.2006	03.31.2005

Cash flows from operating activities
Net income for the period	111,241	53,495
Adjustments to reconcile net income to cash generated by
operating activities
Depreciation and amortization	22,916	20,850
Deferred income tax and social contribution	17,936	3,408
Provision for contingencies	(23,994)	20,106
Amortization of goodwill in subsidiary	180	554
Residual value of permanent asset disposed of	1,288	63
Monetary and variation of assets and liabilities	(5,380)	13,746
Other provisions	(4,230)	777
Minority Interest	175	127

(Increase) Reduction on assets
Trade accounts receivable	36,178	(50,474)
Inventories	3,192	(4,737)
Taxes recoverable	(79,657)	(2,511)
Prepaid expenses	(7,349)	12,567
Advances to aircraft manufacturers	(52,581)	(6,652)
Deposits in guarantee	(711)	2,684
Deferred income tax and social contribution	4,396
Judicial deposits	(1,287)	(275)
Other accounts receivable	(13,959)	(7,169)

Increase (decrease) in liabilities
Suppliers	(20,137)	(25,023)
Salaries and related charges	(10,012)	(37,795)
Advance from ticket sales	(17,812)	(23,903)
Taxes and tariffs payable	8,101	(319)
Leasing payable	1,253	(9,476)
Provision for income tax and social contribution	37,585	2,147
Other accounts payable	(11,705)	4,158

Net cash used by operating activities	(4,373)	(33,652)

	Consolidated

	03.31.2006	03.31.2005

Cash flow from investing activities
Increase in permanent assets	(18,351)	(18,789)
Deferred charges	(80)

Net cash used in investment activities	(18,431)	(18,789)

Cash flows from financing activities	210,000
Capital increase from issuance of shares
Dividends payable	(29,042)
Financial leases/loans and financing
Borrowings	306,540	98,030
Payments	(245,151)	(89,548)
Debentures	(6,671)	(6,762)

Net cash generated by financing activities	235,676	1,720

Net increase in cash and cash equivalents	212,872	(50,721)

Cash and cash equivalents at the end of the quarter	1,208,324	246,140
Cash and cash equivalents at the beginning of the quarter	(995,452)	(296,861)

Change	212,872	(50,721)

33 Supplementary Information – Statements of Consolidated Added Value

	Consolidated

	03.31.2006	03.31.2005

Revenues
Services rendered	1,663,793	1,335,489
Allowance for doubtful accounts	8,206	239
Non-operating	4,662	(811)

	1,676,661	1,334,917

Inputs acquired from third parties
Costs of services rendered	524,420	390,103
Material, electricity, third party services and other	438,983	391,189

	963,403	781,292

Gross value added	713,258	553,625

Retention	22,916	20,850
Depreciation and amortization	180	554

Net value added by the entity	690,162	532,221

Received as Transfer
Financial income	60,079	27,174

Total added value to distribute	750,241	559,395

Distribution of added value:
Personnel and social charges	(166,790)	(126,445)
Taxes, charges and contributions	(241,912)	(164,438)
Lease payments	(163,809)	(157,803)
Interest and exchange rate variations	(66,489)	(57,214)

Income Retention	111,241	53,495

BOARD OF DIRECTORS:

Noemy Almeida Oliveira Amaro
Chairman

Maria Cláudia Oliveira Amaro Demenato
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Henri Philippe Reichstul
Luiz Antônio Correa Nunes Viana Oliveira
Mauricio Rolim Amaro
Roger Ian Wright
Waldemar Verdi Júnior

FISCAL COUNCIL

Edvaldo Massao Murakami
President

Councillors:
Antonio Fernando Siqueira Rodrigues
Lívia Xavier de Mello
Luiz Alberto de Castro Falleiros
Nilton Maia Sampaio

MANAGEMENT:

Marco Antonio Bologna
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

EXECUTIVE OFFICERS:

Gelson Pizzirani
José Wagner Ferreira
Ruy Antônio Mendes Amparo

CONTROLLERSHIP:

Eduardo Matzenbacher
Director of the Controllership Department
Accountant CRC 1SP140.861/O -0

Performance

TAM S.A. presents its comments on performance for the first quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., which provide air transport services.

See comments on consolidated performance in specific table.

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 03/31/06	4 - 12/31/05
1	Total assets	3,609,357	3,310,808
1.01	Current assets	2,507,191	2,182,231
1.01.01	Cash and banks	1,208,324	995,452
1.01.01.01	Cash and banks	103,151	92,935
1.01.01.02	Financial investments	1,105,173	902,517
1.01.02	Receivables	729,085	763,165
1.01.02.01	Trade accounts receivable	729,085	763,165
1.01.03	Inventories	101,717	104,565
1.01.03.01	Replacement materials	101,717	104,565
1.01.04	Other	468,065	319,049
1.01.04.01	Rates	122,692	43,035
1.01.04.02	Taxes recoverable	153,576	100,995
1.01.04.03	Prepaid expenses	23,845	23,782
1.01.04.05	Other receivables	136,828	129,479
1.01.04.06	Deferred income tax and social contribution	31,124	21,758
1.02	Long-term receivables	332,781	353,239
1.02.01	Sundry receivables	316,405	340,773
1.02.01.01	Deposits in guarantee	111,293	118,660
1.02.01.02	Judicial deposits	57,136	55,877
1.02.01.03	Deferred income tax and social contribution	147,976	166,236
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	16,376	12,466
1.02.03.01	Other receivables	16,376	12,466
1.03	Permanent assets	769,385	775,338
1.03.01	Investments	70	70
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	0	0
1.03.01.03	Other	70	70
1.03.02	Property and equipment	763,006	768,606
1.03.03	Deferred charges	6,309	6,662

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 03/31/06	4 – 12/31/05
2	Total liabilities and stockholders' equity	3,609,357	3,310,808
2.01	Current liabilities	1,420,506	1,393,129
2.01.01	Loans and financing	235,426	180,497
2.01.01.01	Loans and financing	162,804	118,448
2.01.01.02	Leases	72,622	62,049
2.01.02	Debentures	26,990	26,109
2.01.03	Suppliers	261,911	282,048
2.01.04	Taxes, charges and contributions	167,293	169,204
2.01.04.03	Taxes and tariffs	43,257	35,156
2.01.04.04	Salaries and social charges	124,036	134,048
2.01.05	Dividends payable	363	29,405
2.01.06	Provisions	64,658	27,073
2.01.06.01	Provision for income tax and social contribution	64,658	27,073
2.01.07	Payables to related parties	0	0
2.01.08	Other	663,865	678,793
2.01.08.01	Advance ticket sales	539,835	557,647
2.01.08.03	Other payables	124,030	121,146
2.02	Long-term liabilities	1,103,325	1,144,650
2.02.01	Loans and financing	305,152	307,108
2.02.01.01	Loans and financing	173,945	151,405
2.02.01.02	Leases	131,207	155,703
2.02.02	Debentures	27,618	33,244
2.02.03	Provisions	692,933	717,388
2.02.03.01	Provision for contingencies	630,108	654,101
2.02.03.02	Deferred income tax and social contribution	62,825	63,287
2.02.04	Payables to related parties	0	0
2.02.05	Other	77,622	86,910
2.02.05.01	Reorganization of Fokker 100 fleet	76,035	85,004
2.02.05.03	Other payables	1,587	1,906
2.03	Deferred income	11,099	11,099
2.04	Minority interest	2,018	1,843
2.05	Stockholders' equity	1,072,409	760,087
2.05.01	Paid-up capital	180,290	153,909
2.05.02	Capital reserves	534,401	350,782
2.05.03	Revaluation reserves	160,281	161,196
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	94,200	94,200
2.05.04.01	Legal	5,988	5,988
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	88,212	88,212

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 03/31/06	4 – 12/31/05
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Others	0	0
2.05.04.07.01	Future capital increase	0	0
2.05.05	Accumulated deficit	103,237	0

07.01 - Consolidated Statement of Operations (R$ thousand)

1 - Code	2 - Description	3 - 01/01/06 to 03/31/06	4 -01/01/06 to 03/31/06	5 - 03/01/05 to 03/31/05	6 - 01/01/05 to 03/31/05
3.01	Gross sales and/or services revenue	1,663,793	1,663,793	1,335,489	1,335,489
3.01.01	Air transportation revenue - national	1,260,201	1,260,201	971,038	971,038
3.01.02	Air transportation revenue - international	317,958	317,958	285,837	285,837
3.01.03	Other operating sales and/or services revenues	85,634	85,634	78,614	78,614
3.02	Deductions	(74,208)	(74,208)	(55,250)	(55,250)
3.03	Net sales and/or services revenue	1,589,585	1,589,585	1,280,239	1,280,239
3.04	Cost of sales and/or services	(1,034,614)	(1,034,614)	(844,315)	(844,315)
3.04.01	Cost of services rendered	(1,034,614)	(1,034,614)	(844,315)	(844,315)
3.05	Gross profit	554,971	554,971	435,924	435,924
3.06	Operating expenses/income	(388,300)	(388,300)	(356,210)	(354,210)
3.06.01	Selling	(262,134)	(262,134)	(238,498)	(238,498)
3.06.02	General and administrative	(96,372)	(96,372)	(74,537)	(74,537)
3.06.03	Financial	(11,347)	(11,347)	(33,593)	(33,593)
3.06.03.01	Financial income	60,079	60,079	27,174	27,174
3.06.03.02	Financial expenses	(71,426)	(71,426)	(60,767)	(60,767)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(18,447)	(18,788)	(9,582)	(9,582)
3.06.05.01	Directors' fees	(7,659)	(7,659)	(6,860)	(6,860)
3.06.05.02	Other operating expenses	(10,788)	(10,788)	(2,722)	(2,722)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	166,671	166,671	79,714	79,714
3.08	Non-operating results	4,662	4,662	(811)	(811)
3.08.01	Income	6,026	6,026	3,741	3,741

07.01 - Consolidated Statement of Operations (R$ thousand)

1 - Code	2 - Description	3 - 01/01/06 to 03/31/06	4 -01/01/06 to 03/31/06	5 - 01/01/05 to 03/31/05	6 - 01/01/05 to 03/31/05
3.08.02	Expenses	(1,364)	(1,364)	(4,552)	(4,552)
3.09	Profit (loss) before taxes and profit sharing	171,333	171,333	78,903	78,903
3.10	Provision for income tax and social contribution	(41,981)	(41,981)	(21,935)	(21,935)
3.11	Deferred income tax	(17,936)	(17,936)	(3,408)	(3,408)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(175)	(175)	(65)	(65)
3.15	Net income (loss) for the period	111,241	111,241	53,495	53,495
	Number of shares (thousand), excluding treasury stock	149,059	149,059	61,365	61,365
	Net income per share	0.74629	0.74629	0.87175	0.87175
	Loss per share

08.01 - Comments on Consolidated Performance

The interim financial information was prepared, except when indicated otherwise, in conformity with the accounting practices adopted in Brazil based on the Corporation Law, the standards determined by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the Civil Aviation Department (DAC), which are referred to as “BR GAAP” and stated in Reais (R$). Comparative analyses are presented between the interim financial information for the first quarter of 2006 (1Q06) and the first quarter of 2005 (1Q05).

1 Main operating and financial highlights

  The net income for the quarter was R$ 111.2 million, 107.9% higher than in the 1Q05. With shareholders' equity of R$1,072 million.
  As a result of the net income reported in the 1Q06, EBITDAR increased by 27.2% in relation to the same period of 2005, totaling R$ 375,5 million, with a 23.6% margin and EBIT increased 62.6% compared with the same period in 2005, amounting to R$188.6 million with a margin of 11.9%. .
  Domestic market share increased by 3.7 percentage points, reaching 43.8% in the 1Q06 compared to 40.1% in the same period of 2005. Cash, cash equivalents and financial investments increased to R$ 1,105,2 million.
  The number of revenue-earning passagers increased by 31.5% while our gross revenue increased to R$1,663.8 million in 1Q06, against R$ 1,335.5 million in 1Q05. Our RPK increased by 31.3%, to 5.831 milion compared with 4,441 million in 1Q05. ASK increased 26.5%, reaching 8,037 million in 1Q06, against 6,351 million in 1Q05. The load factor increased by 2.7 percentage points, attaining 72.6% in 1Q06, against 69.9% in 1Q05.
  We were successful in reducing substantially our CASK – by 4.9% - compared to 1Q05. This reduction is even more impressive when stripping out the effect of fuel – then the reduction increases to 10.0%.
  TAM also maintained the highest operating efficiency rate in the domestic market in 1Q06. The average obtained in 1Q06, of 91.0%, is a result of its combined efforts towards Regularity and Punctuality, i.e., flights carried out as scheduled and within the scheduled times.
  In March 10, 2006, we completed the Public Equity Offering at the Sao Paulo stock exchange (Bovespa), with the primary offer of 6,503,879 preference shares and the secondary distribution of 30,618,098 preference shares at a unit price of R$42.00, total funds raised amounted to R$1,559 million.
  Our shares have enjoyed an accumulated increase of –1.9% since their public offeringin March 2006. On the day of the offering the shares were being bought and sold at R$ 42.00, while at March 31, 2006 their quotation was R$ 41.20. In the same period, the IBOVESPA index increased by 2,9%.
  A TAM was elected the best Company in corporate governance practices in Latin America by IR Global Rankings (IRGR) 2006.
  TAM received official authorization from the National Civil Aviation Agency (ANAC) to begin operations between Brazil and England with seven flights per week, as well as increasing its flights to Argentina and has also received approval to increase its flights to Miame, USA by seven flights per week as from June 1,2006.

  2 Operational performance

2.1 Main operational indicators

	First Quarter

	2006	2005	Change (%)

Revenue passengers (thousands)	5,551	4,222	31.5
Revenue passengers - kilometers (RPK-millions)	5,831	4,441	31.3
Available seats - kilometers (ASK-millions)	8,037	6,351	26.5
Load factor - %	72,6	69,9	2,7 p.p.
Break-even load factor (BELF) - %	63,9	63,6	0,3 p.p.
Flight hours	90,537	72,891	24.2
Flight kilometers per aircraft (million of km)	52,286	42,726	22.4
Liters of fuel (million)	305,323	240,417	27.0
Aircraft utilization (hours per day)	12,40	10,66	16.3
Number of landings	57,889	46,806	23.7
Market Share domestic (demand)	43,8	40,1	3,7 p.p.
Market Share international (demand)	22,3	15,8	6,5 p.p.
Capacity Share domestic (supply)	42,8	41,1	1,7 p.p.
Capacity Share international (supply)	22,0	16,6	5,4 p.p.
Average course (Km)	903	913	-1.1
Fleet
• Active	81	79	2.5
• To be returned	3	6	-50.0
• Total	84	85	-1.2
Employees
• TAM Linhas Aéreas	9,435	7,769	21.4
• Mercosur	597	530	12.6
• Fidelidade -	208	251	-17.1
• Total	10,240	8,550	19.8
Employees/planes
• Active fleet	126	108	16.7
• Total	122	101	18.8
Total sales revenue/employees (in R$ 000)	162	156	3.8
WTI-NY (Source: NYMEX) (in US$/gallon)	66,30	48,81	35.8
US Dollar exchange rate
•Exchange rate	2,1724	2,6662	-18.5
•Média do trimestre	2,1974	2,6692	-17.7

	First Quarter

	2006	2005	Change (%)

BR GAAP

Average fare - Domestic	236.63	240.09	-1.4
Average fare - International	539.85	634.00	-14.8
Average fare - general	265.71	277.14	-4.1
RASK (cents of reais)	19.78	20.16	-1.9
RASK Regular Domestic (cents of reais)	20.25	19.91	1.7
RASK Regular International (cents of reais)	14.29	15.89	-10.1
Yield (cents of reais)	25.30	26.34	-3.9
Yield Regular Domestic (cents of reais)	31.00	31.63	-2.0
Yield Regular International (cents of reais)	18.47	21.69	-14.9
CASK (cents of reais)	17.43	18.33	-4.9
CASK except fuel (cents of reais)	11.58	12.87	-10.0

US GAAP

Average fare - Domestic	236.63	240.09	-1.4
Average fare - International	539.85	634.00	-14.8
Average fare - general	265.71	277.14	-4.1
RASK (cents of reais)	19.73	20.16	-2.1
RASK Regular Domestic (cents of reais)	20.25	19.91	-1.7
RASK Regular International (cents of reais)	14.29	15.89	-10.1
Yield (cents of reais)	25.30	26.34	-3.9
Yield Regular Domestic (cents of reais)	31.00	31.63	-2.0
Yield Regular International (cents of reais)	18.47	21.69	-14.9
CASK (cents of reais)	16.77	17.40	-3.6
CASK except fuel (cents of reais)	10.92	11.94	-8.5

Terms used in the operational indicators

Term	Meaning

Revenue passengers	Total number of paying passengers that flew, for all of the companies flights

RPK - Revenue passengers -
Kilometers	Number of kilometers flown by paying passengers

Available seats - Kilometers	Corresponds to the product from multiplying the number of seats available for all
(ASK)	of the planes by the distance covered by the flights

Average fare	Quotient from dividing the income from transporting passengers by the number of paying passengers transported

Yield per passenger per	Quotient from dividing total gross income from transporting passengers by the
kilometer	number of paying passengers per kilometer transported. The result is reported in cents per kilometer

Sales revenue per ASK	Quotient from dividing net operational income by the number of seat- -kilometers
(RASK)	available. The result is reported in cents per seat-kilometer.

Cost per ASK (CASK)	Quotient from dividing total operational costs by the number of seat- kilometers available. The result is reported in cents per kilometer.

Load factor	Occupation rate. Percentage of the planes that are occupied during the flights.

Break-even load factor	Break-even load factor or the load factor in which revenue is equivalent to
(BELF)	operating costs and expenses.

Market Share	Company’s percentile share in the total market demand

Capacity Share	Company’s percentile share in the total market offer.

Flight hours	Time of flying the plane calculated from the time of take off to turning off the engine.

Number of stops	Number of operational cycles made by our planes which correspond to take off, flight and landing.

2.2 Aviation segment

	First Quarter

			Change
Market	2006	2005	(%)

Domestic
Offer	14,055,857	11,541,575	21.8%
Demand	9,745,646	8,144,650	19.7%
Occupation	69.3%	70.6%	-1,8 p.p.

International
Offer	8,171,213	8,547,985	-4.4%
Demand	6,304,368	6,690,846	-5.8%
Occupation	77.2%	78.3%	-1,4 p.p.

General
Offer	22,227,070	20,089,560	10.6%
Demand	16,050,014	14,835,496	8.2%
Occupation	72.2%	73.8%	-2,2 p.p.

Source: DAC (Civil Aviation Department) (in thousands of passenger/kilometers transported paid)

2.3 TAM and the market

2.3.1 Market share TAM

	First Quarter

			Change
Market	2006	2005	(%)

Offer
Domestic	42.8	41.1	1,7 p.p.
International	22.0	16.6	5,4 p.p.

Demand
Domestic	43.8	40.1	3,7 p.p.
International	22.3	15.8	6,5 p.p.
Source: DAC

1.3.2 Domestic market

According to DAC data, TAM reached the leadership position in the domestic air transportation market in July 2003. By the end of the quarter, it had attained a 44.2% market share, having an average share of 43.8% in the domestic market in 1Q06.

2.3.3 International market

According to information from DAC, TAM's market share in the international market at the end of 1Q06 was 23.2%, and it averaged 22.3% in that quarter.

2 Economic-financial performance

All the values shown in the table below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the table below.

	First Quarter

	In cents of R$ per ASK			In millions of R$

BR GAAP			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gross operating revenue	20.70	21.03	-1.6	1,663,8	1,335,5	24.6
Flight revenue	19.64	19.79	-0.8	1,578,2	1,256,9	25.6
Domestic	14.78	14.46	2.2	1,187,9	918,2	29.4
International	3.57	3.96	-9.8	287,2	251,7	14.1
Cargo	1.28	1.37	-6.3	103,1	86,9	18.6
Other operating sales and/or services revenues	1.07	1.24	-13.9	85,6	78,6	8.9
Sales deductions and taxes	(0.92)	(0.87)	6.1	(74,2)	(55,2)	34.3

Net sales and/or services revenue	19.78	20.16	-1.9	1,589,6	1,280,2	24.2

Cost of services rendered and operating
expenses
Fuel	(5.85)	(5.46)	7.0	(469,8)	(346,8)	35.5
Selling and marketing expenses	(2.53)	(2.98)	-15.2	(203,1)	(189,2)	7.4
Aircraft and equipment leasing	(2.04)	(2.48)	-18.0	(163,8)	(157,8)	3.8
Personnel	(2.36)	(2.30)	2.8	(190,0)	(146,0)	30.1
Maintenance and reviews (except personnel)	(0.97)	(1.44)	-32.8	(77,8)	(91,5)	-14.9
Outsourced services	(1.56)	(1.40)	11.0	(125,4)	(89,1)	40,5
Landing and take-off and navigation charges	(0.86)	(0.86)	0.5	(69,1)	(54,3)	27.2
Depreciation and amortization	(0.28)	(0.33)	-13.8	(22,9)	(20,8)	9.1
Aircraft insurance	(0.11)	(0.16)	-32.3	(8,9)	(10,4)	-14.3
Others	(0.87)	(0.92)	-4.5	(70,0)	(58,2)	20.8

Total cost of services rendered and operating
expenses	(17.43)	(18.33)	-4.9	(1,400,8)	(1,164,2)	20.3

Gross profit	2.35	1.83	59.9	188,8	116,0	62.7
Financial income (expense)	(0.14)	(0.53)	-73.3	(11,3)	(33,6)	-66.2
Other operating expenses. net	(0.13)	(0.04)	213.1	(10,8)	(2,7)	296.2

Operating income	2.07	1.26	65.2	166,7	79,7	109.1
Non-operating results, net	0.06	(0.01)	-553.8	4,7	(0,8)	-674.3

Income before income and social
contribution taxes	2.13	1.24	71.6	171,3	78,9	117.1
Income tax and social contribution	(0.75)	(0.40)	86.8	(59,9)	(25,3)	136.4

Income before minority interest	1.39	0.84	64.4	111,4	53,6	108.0
Minority interest	0.00	0.00	0.00	(0,2)	(0,1)	166.8
Net income for the period	1.38	0.84	64.3	111,2	53,5	107.9

Comments on the numbers of the first quarter of 2006 are on BR GAAP, except as indicated:

Gross operating revenue

Our gross operating revenue increased by 24.6%, to R$ 1,663,8 million in 1Q06 against R$ 1,335,5 million in 1Q05. Our total RPK increased by 31.3% but our total yield decreased by 3.9%, reaching 25.30 cents of Reais in 1Q06. The increase in RPK was due mainly to the 26.5% increase in our availability in ASK, allied to an improvement in our load factor by 2.7 p.p., to an average in 1Q06 of 72.6% . Our domestic market share reached 43.8% in 1Q06, against 40.1% in 1Q05. Total RASK decreased by 1.9% to R$ 19.78 cents in 1Q06 compared to R$ 20.16 cents in 1Q05.

The gross domestic passengers revenue (including regular and charter passengers) increased by 29.4%, reaching R$ 1,187,9 million in 1Q06, against R$ 918,2 million in 1Q05. Despite the drop in our regular domestic yield of 2.0% to 31,00 cents of Reais in 1Q06 from 31.63 cents of Reais in 1Q05, there was an increase in the domestic load factor of 2.7 p.p. With these factors, our domestic RASK fell by 1.7% to 20.25 cents of Reais in 1Q06 and 19.91 cents in 1Q05.

The gross international passengers revenue (including regular and charter passengers) increased by 14.1%, reaching R$ 287.2 million in 1Q06, against R$ 251.7 million in 1Q05, despite the drop in our regular international yield of 14.9% .. The increase in revenue is due the increase in availability in ASK of 26.5% arising from the addition of one daily flight on the São Paulo - Miami route, one flight to Santiago, three weekly flights on the São Paulo - Paris route and seven flights on the São Paulo - Buenos Aires route. Furthermore there was an increase of 4.5% in the regular international yield from US$ 8.50 in 1Q06 and US$ 8.14 in 1Q05 and an increase of 4.1 percentage points in the international load factor – from 73.3% to 77.5% in the same period. Regular international RASK decreased by 10.1%, from 15.89 cents in 1Q05 to 14.29 cents in 1Q06.

The gross cargo revenue (domestic and international) increased by 18.6%, reaching R$ 103,1 million in 1Q06, against R$ 86.9 million in 1Q05, owing to the increase in the number of our international flights, resulting in greater space available in the aircraft bulk offered by TAM Express.

Other gross revenues increased by 8.9%, reaching R$ 85.6 million in 1Q06, against R$ 78.6 million in 1Q05, largely due to increased income from the Fidelidade program.

Sales deductions and taxes

Sales deductions and taxes increased by 34.3%, reaching R$ 74.2 million in 1Q06, against R$ 55.2 million in 1Q05, owing to the increase in domestic gross income of 29.4% and domestic cargo income of 18.6% - these constitute the principal components in calculating taxes and deductions.

Net operating revenue

Our net operating revenue increased by 24.2%, reaching R$ 1,589.6 million in 1Q06, against R$ 1,280.2 million in 1Q05.

Cost of services rendered and operating expenses

Our cost of services rendered and operating expenses increased by 20.3%, reaching R$ 1,400.8 million in 1Q06, in relation to R$ 1,164.2 million in 1Q05. The increase is mainly due to an increase in the costs with fuel, sales and marketing, labor and landing and take-off and navigation assistance charges. Total cost per ASK(CASK) decreased from R$ 18.33 cents in 1Q05 to R$ 17.43 cents in 1Q06, principally owing to the better utilization of our aircraft (flown hours increased from 10.66 hours per aircraft per day to 12.40 flown hours) and the 22.7% appreciation of the Real, mostly offset by the increase in fuel.

Fuel cost increased by 35.5%, reaching R$ 469.8 million in 1Q06, against R$ 346.8 million in 1Q05, due to the 27.0% increase in the liters of fuel used. In addition, the average price per liter of fuel increased by 6.5% . In 1Q06, our savings with the fuel tankering program were approximately R$ 8.2 million. Fuel costs by ASK increased by 7.0% .

Selling and marketing expenses increased by 7.4%, reaching R$ 203.1 million in 1Q06, against R$ 189.2 million in 1Q05, due to the increase in commissions and incentives paid to travel agents, which was proportional to the 25.6% increase in our revenues, compensated for by the introduction of a new policy of variable commissions. Selling and marketing expenses by ASK fell by 15.2% .

Costs with aircraft and equipment lease increased by 3.8%, to R$ 163.8 million in 1Q06, against R$ 157.8 million in 1Q05, mainly due to the reduction of our fleet (return of six Fokker 100) net of the addition of four A320 aircraft, as well as the 22.7% appreciation of the Brazilian Real in relation to the North-American Dollar. Costs with aircraft and equipment lease by ASK decreased by 18.0% .

Personnel costs increased by 30.1%, reaching R$ 190.0 million in 1Q06, against R$ 146.1 million in 1Q05, mainly due to the 19.8% increase in the effective headcount from 8,550 to 10,240 in the end of the quarter and a salary increase of 6.0% ..The increase in our headcount was lower than the increase of 26.6% in our ASK in the period. Labor costs per ASK decreased by 2.8% .

Maintenance and repairs (except personnel) fell by 14.9% to R$ 77.8 million in 1Q06 against R$ 91.5 million in 1Q05, basically by the reduced maintenance of motors in 1Q06 compred with 1Q05 and further helped by the appreciation of the Real against the US dollar of 22.7% . Costs with maintenance and repairs (except personnel) by ASK fell by 32.8% .

Costs and expenses with outsourced services increased 40.5%, to R$ 125.2 million in 1Q06 against R$ 89.1 million in 1Q05, due to expenses with the Public Offer of shares in March and also as a result of the increase in 23.7% in take-offs – 57,889 in 1Q06 against 46,806 in 1Q05. Expenses with outsourced services by ASK increased by 11.0% .

Costs with landing and take-off and navigation charges increased by 27.2%, reaching R$ 69.1 million in 1Q06, against R$ 54.3 million in 1Q05, due to the 23.7% increase in the number of take-offs and to the increase in navigation assistance, which resulted from the 22.4% increase in kilometers flown. Costs with landing and take-off and navigation assistance charges by ASK increased by 0.5% .

Depreciation and amortization costs increased by 9.1%, reaching R$ 22.9 million in 1Q06, against R$ 20.8 million in 1Q05, mainly due to new additions, which, net of disposals, amounted to R$ 131.6 million in the year from 1Q05 to 1Q06. Costs with depreciation and amortization by ASK decreased by 13.8% .

Aircraft insurance costs decreased by 14.3%, to R$ 8.9 million in 1Q06, against R$ 10.4 million in 1Q05, mainly due to the net reduction in insurance premiums by the appreciation of the Brazilian Real in relation to the North-American Dollar of 22.7%, and the return of 6 F100 aircraft, partly compensated for by an increase of passenger departures and the addition of 4 A320 and 1 A330 aircraft in 1Q06 compared to 1Q05. Costs with aircraft insurance by ASK were reduced by 32.3% .

Other operating expenses increased by 20.8%, reaching R$ 70.2 million in 1Q06, against R$ 54.2 million in 1Q05, due to the growth of our operations of 26.6% . Other operating expenses by ASK decreased by 4.5% .

Financial income (expense)

Our financial income (expense) comprised a net expense of R$ 11.3 million in 1Q06, against R$ 33.6 million in 1Q05, principally arising from the appreciation of the Real against the US dollar of 22.7% and income from financial investments – compensated for by losses with hedge operations.

Income tax and social contribution

The Income tax and social contribution amounted to R$ 59.9 million in 1Q06 compared with R$ 25.3 million in 1Q05, due to the increase of 136.4% in pre-tax income for the period. Our effective rate of income tax and social contribution was 35,0% in 1Q06, compared with 32.1% in 1Q05.

Net income for the period

Our net income for the quarter reached R$ 111.2 million in 1Q06, against a profit of R$ 53.5 million in 2Q04 due to the factors explained above which represented an increase in the margin of 2.8 percentage points, totaling 7.0% in 1Q06 and 4.2% in 1Q05.

EBIT

Our EBIT margin was 11.9%, representing R$ 188.6 million in 1Q06, against R$ 116.0 million in 1Q05, which represented an increase in the EBIT margin by 2.8 percentage points in 1Q06. The increase in EBIT is affected by the reduction of 1.9% of RASK which reflects the unfavorable fall of 5.1% in the yield, compensated for by the increase of 2.6 percentage points in our load factor. Furthermore we had a favorable fall in CASK of 4.9% .

EBITDAR

Our EBITDAR margin was 23.6%, reaching R$ 375.5 million in 1Q06, against R$ 295.2 million in 1Q05, which represented an increase of 0.5 percentage points in the EBITDAR margin in 1Q06, due to the effects on our revenues and costs described above.

Fleet

TAM has the following fleet in operation:

Model	Capacity	In operation		Sub- leased		Total

		2005	2006	2005	2006	2005	2006

	(*)	5	7	4	3	9	10

	168 seats, 10 tons of cargo.	33	37			33	37

	138 seats, 7 tons of cargo.	13	13			13	13

	108 seats, 7 tons of cargo	28	24	2		30	24

		79	81	6	3	85	84

(*) 9 - A330-200s, of which 5 have 18 seats in first class, 36 seats in executive class, 171 seats in economy class (total of 225 seats) and 4 have 7 seats in first class, 46 seats in executive class and 175 seats in economy class (total of 228 seats), all with maximum cargo of 18 tons.

Operating fleet’s average age = 7.5 years

US GAAP

For the enlightenment of the reader we set out below statements of income for the first quarters of 2006 and 2005 together with balance sheets as at December, 2005 and March 31, 2006 – all prepared in accordance with accounting principles generally accepted in the USA – and known as US GAAP. The complete financial statements including an explanatory note setting out a reconciliation between net income and shareholder’s equity at the first quarter and the independent auditors’ limited review report are set out separately in a specific report which is being disclosed simultaneously to this report, through the same media.

Statement of Income	First Quarter

	In cents of R$ per ASK				In millions of R$

US GAAP			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gross operating revenue	20.65	21.03	-1.8	1,659,6	1,335,5	24,3
Flight revenue	19.64	19.79	-0.8	1,578,2	1,256,9	25.6
Domestic	14.78	14.46	2.2	1,187,9	918,2	29.4
International	3.57	3.96	-9.8	287,2	251,7	14.1
Cargo	1.28	1.37	-6.2	103,1	86,9	18.6
Other operating sales and/or services
revenues	1.02	1.24	-18.1	81,4	78,6	3.6
Sales deductions and taxes	(0.92)	(0.87)	6.2	(74,2)	(55,2)	34.4

Net sales and/or services revenue	19.73	20.16	-2.1	1,585,4	1,280,2	23.8
Cost of services rendered and operating
expenses
Fuel	(5.85)	(5.46)	7.0	(469,8)	(346,8)	35.5
Selling and marketing expenses	(2.53)	(2.98)	-15.2	(203,1)	(189,2)	7.4
Aircraft and equipment leasing	(1.00)	(1.16)	-14.3	(80,3)	(74,0)	8.5
Personnel	(2.36)	(2.30)	2.3	(189,3)	(146,2)	29.4
Maintenance and repairs(except personnel)	(0.97)	(1.44)	-32.8	(77,8)	(91,5)	-14.9
Outsourced services	(1.48)	(1.40)	5.5	(119,0)	(89,1)	33.5
Landing and take-off and navigation
charges	(0.86)	(0.86)	0.5	(69,1)	(54,3)	27.2
Depreciation and amortization	(0.68)	(0.80)	-14.2	(54,9)	(50,6)	8.5
Aircraft insurance	(0.11)	(0.16)	-32.3	(8,9)	(10,4)	-14.3
Others	(0.94)	(0.83)	12.8	(75.6)	(53,0)	42.7

Total cost of services rendered and
operating expenses	(16.77)	(17.40)	-3.6	(1,347,7)	(1,105,1)	22.0

Gross profit	2.96	2.76	7.3	237,7	175,1	35.7
Financial income (expense)	2.18	(1.14)	-291.1	175,6	(72,6)	-341.9
Income before income and social
contribution taxes	5.1	1.61	218.5	413,3	102,5	303.1
Income tax and social contribution	(1.81)	(0.51)	255.1	(145,1)	(32,3)	349.4

Income before minority interest	3.34	1.11	201.7	268,2	70,2	281.8
Minority interest	0.00	0.00	-29.4	(0,2)	(0,2)	-10.7

Net income for the quarter	3.33	1.10	202.4	268,0	70,0	282,7

Comments on 1Q06 results under US GAAP, except where indicated otherwise

We set out below our comments on the third quarter results. We will highlight those accounts or group of accounts where the amounts here differ from those reported under Brazilian GAAP.

Other operational income in US GAAP increased 3.6% to R$ 81.4 million in 1Q06, compared with R$ 78.6 million in 1Q05, largely due to the frequent flyer Fidelidade program.

The difference between other operational income under BR and US GAAP arises from the deferral under US GAAP of the income earned from the sale of points to financial institution partners of the Fidelidade program in the amount of R$4.2 million.

Costs with leasing of aircraft and equipment under US GAAP increased by 8.5% to R$80.3 million in 1Q06 compared to R$ 74.0 million in 1Q05, arising from the increase of 3 aircraft A320 and return of 2 Fokker 100 aircraft and from the appreciation of the Real against the US dollar of 22.7% . The cost of leasing aircraft and equipment by ASK fell by 14.3% .

The difference between aircraft and equipment lease reported under BR GAAP and US GAAP is due to the recognition of certain contracts, which are accounted for as simple operating leases under BR GAAP and as financial leases under US GAAP. A financial lease requires both asset and liability to be recorded in the balance sheet and affects the results through the depreciation of the assets and interest accrued and foreign exchange variation on the liability. The value of the total of aircraft contracts under financial leases according to US GAAP totaled R$ 83.6 million in 1Q06 and R$ 83.8 million in 1Q05.

Costs and expenses with outsourced services under US GAAP increase by 33.5%, to R$ 119.0 million in 1Q06 against R$ 89.1 million in 1Q05, mainly due to a 23.7% increase in the number of take-offs, which were 57,889 in 1Q06 against 46,806 in 1Q05. Expenses with outsourced services by ASK increase by 5.5% .

The difference between outsourced services under BR GAAP and US GAAP largely arises from the exclusion of R$ 6.3 million in expenses with the public offering of shares in 1Q06, which, under US GAAP, is recorded against the line “Paid in capital”.

Depreciation and amortization costs under US GAAP increased by 8.5%, reaching R$ 54.9 million in 1Q06, against R$ 50.6 million in 1Q05. Costs with depreciation and amortization by ASK decreased by 14.2% .

The difference between depreciation and amortization costs under BR GAAP and US GAAP arises from: (a) accounting for certain leases as operating leases under BR GAAP (with consequent recognition of aircraft lease expense), and those same leases being considered “finance” leases under US GAAP and the consequent recording of depreciation and interest expense.and, (b) reversion of the depreciation expenses accounted under BR GAAP on the increases related to the accounting of such asset’s revaluation, which, for US GAAP purposes, is reversed. These effects generated an increase in these costs of R$ 33.7 million in 1Q06 and R$ 31.7 million in 1Q05.

Other operating expenses in US GAAP increased 42.7% to R$ 75.6 million in 1Q06 compared to R$53.0 million in 1Q05 due to the growth in our operations. Other operating expenses by ASK increased 12.8% .

The difference between other operating expenses under BR GAAP and US GAAP arise from : (a) reclassification under US GAAP of the lines “other operating expenses” and “non-operating results” to this line; (b) reversal of the gains arising from the change of financial lease to operating lease that occurred in 1Q06; (c) deferment of the gains arising from the A-330 sale and lease-back transactions that occurred in 2001; and (d) the gain or loss in the conversion of “Mercosur” financial statements from guaranis into Reais; and (e) stock options. These effects reduced other operating expenses by R$ 0.8 million in 1Q06 and R$ 8.7 million in 1Q05.

Our net financial income under US GAAP reached a net income of R$ 175.6 million in 1Q06, against R$ 72.6 million in 1Q05, mainly due to the 22.7% appreciation of the Real against the United States Dollar.

The difference between net financial income under BR GAAP and US GAAP is due to: (a) interest and foreign exchange variation on certain financial lease contracts; and (b) marking to market transactions with financial securities. These effects generated income of R$ 187.0 million in 1Q06 and R$ 39.0 million in 1Q05.

Non-operating results under US GAAP are reclassified to the line “other operating expenses”.

Income tax and social contribution under US GAAP fell 349.4% to R$ 145.1million in 1Q06 against an expense of R$ 32.3 million in 1Q05, due to the taxable results recorded in 1Q06.

The difference between Income tax and social contribution under BR GAAP and US GAAP are due to: (a) tax effects of US GAAP and BR GAAP; and (b) reversal of the tax credits on accounting losses and the negative calculation base of social contribution. These effects resulted in expenses of R$ 85.2 million in 1Q06 and expenses of R$7.0 million in 1Q05.

Our net income for the quarter in US GAAP increased 282.7% to R$ 268.0 million in 1Q06 compared with R$ 70.0 million in 1Q05 in function of the reasons set out above.

Condensed Balance Sheet (US GAAP – R$ million)

Assets	03.31.2006	12.31.2005

	(Unaudited)
Current assets
Cash and cash equivalents	103,151	92,935
Short-term investments	1,105,173	902,517
Trade accounts receivable (net of allowance for doubtful
accounts – R$ 31,536 and R$ 30,400, respectively)	729,085	763,165
Inventories	101,717	104,565
Taxes recoverable	122,692	43,035
Prepaid expenses	129,392	120,013
Income tax and social contribution	40,329	80,061
Advances to aircraft manufacturers	153,576	100,995
Other receivables	31,124	21,758

	2,516,239	2,229,044

Long-term assets
Income tax and social contribution	55,202	122,995
Deposits in guarantee	111,293	118,660
Judicial deposits	57,136	55,877
Other assets	16,376	12,466

	240,007	309,998

Permanent
Investments
Goodwill	9,679	9,680
Other investments	70	70
Property, plant and equipment	3,469,762	3,507,855

	3,479,511	3,517,605

Total assets	6,235,757	6,056,647

Liabilities and shareholders’ equity	03.31.2006	12.31.2005

	(Unaudited)

Current liabilities
Suppliers	261,911	282,048
Lease payable, including current portion of long-term
obligations under financial lease	340,441	342,983
Short-term debt, including current portion of long-term debt	162,804	118,448
Debentures	26,990	26,109
Taxes and tariffs payable	43,257	35,156
Advance ticket sales	539,835	557,647
Salaries and payroll charges	124,036	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	64,658	27,073
Other accounts payable	209,366	237,613

	1,805, 383	1,793,210

Long-term liabilities
Obligations with financial leases	2,250,914	2,502,424
Long-term debt	173,945	151,405
Debentures	27,618	33,244
Re-organization of Fokker 100 fleet	76,035	85,004
Provision for contingencies	630,112	654,101
Deferred gain on sale-leaseback	204,027	213,360
Other liabilities	1,587	1,905

	3,364,238	3,641,443

Minority interest	2,018	1,843

Shareholders’ equity	1,064,118	620,151

Total liabilities and shareholders’ equity	6,235,757	6,056,647

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5 - % HOLDING IN THE CAPITAL OF THE INVESTEE	6 -% OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (THOUSANDS)		9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS S.A.	02.012.862/0001-60	Unlisted subsidiary	100.00
Industrial, commercial and other companies		2,605			2,605

02	TRANSPORTES AÉREOS DEL MERCOSUR S.A.	. . / -	Unlisted subsidiary	94.98
Industrial, commercial and other companies		88			88

12.01 - Comments on Business Projections

No information is provided.

13.01 - Business Projections

No information is provided.

16.01 - Other Information Considered Relevant by the Company

Breakdown of TAM’s Shareholders’

	03.31.2006

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações S.A.	58,180,638	97.31	20,454,657	22.92	78,635,295	52.76
Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,073,881	2.32	3,589,537	2.41
Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling group	59,775,810	99.97	22,528,538	25.24	82,304,348	55.22

Free Float	19,035	0.03	66,736,079	74.76	66,755,114	44.78

Total	59,794,845	100.00	89,264,617	100.00	149,059,462	100.00

The Fiscal Council was constituted on January 11.

Shares belonging to members of the Administrative Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

		Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Administrative Council	6		2		8

Shares belonging to directors included in the free float section

		Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of directors			22,222	0.02	22,222	0.01

As part of our wish to show exemplary standards of governance, below we set out below the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Shares in Treasury	3,216,284	2.32

Total	138,700,965	100,00

Agropecuária Nova Fronteira Ltda

		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A. Empr. e Participações

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida Oliveira Amaro	94,900	50.00	168,132	49.99	263,032	50.00
Maria Cláudia Oliveira Amaro
Demenato	31,633	16.66	56,044	16,66	87,677	16.66
Maurício Rolim Amaro	31,634	16.67	56,044	16,66	87,678	16.67
Marcos Adolfo Tadeu Senamo
Amaro	31,633	16.66	56,045	16,67	87,678	16.66

João Francisco Amaro	23	0.01	53	0,02	76	0.01

Total	189,823	100.00	336,318	100,00	526,141	100.00

	03.31.2005

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações S.A.	29,090,318	97.27	14,662,515	46.61	43,752,833	71.30
Aerosystem S.A. Empr. e
Participações	757,828	2.53			757,828	1.24
Agropecuária Nova Fronteira
Ltda	39,758	0.13			39,758	0.06
BR Private Eq Fd M Inv AC
CL	1	0.00	10,320,285	32.81	10,320,286	16.83
Brazilian Equity Inv III LLC
– CSFB	8,464	0.03	2,220,415	7.06	2,228,879	3.63
Brazilian Equity LLC – CSFB	2,237	0.01	586,995	1.87	589,232	0.96
Latin Amer Capit Partn PIV
LLC – CSFB/BPW	1	0.00	678,027	2.16	678,028	1.10
Latin Amer Capit. Partn II
LLC – CSFB/BPW	1	0.00	2,665,118	8.46	2,665,119	4.34

Total controlling group	29,898,608	99.97	31,133,355	98.97	61,031,963	99.46

Free float	9,516	0.03	323,192	1.03	332,708	0.54

	29,908,124	100.00	31,456,547	100.00	61,364,671	100.00

At March 31, 2005, the Fiscal Council has not yet been constituted.

Shares belonging to members of the Administrative Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Administrative Council	5		2		7

As part of our wish to show exemplary standards of governance, below we set out the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,254,827	0.78
Maria Cláudia Oliveira Amaro Demenato	60,783,524	37.80
Maurício Rolim Adolfo Amaro	60,783,524	37.80
Marcos Adolfo Tadeu Senamo Amaro	24,564,376	15.28
João Francisco Amaro	13,427,989	8.34

Total	160,814,240	100.0

Agropecuária Nova Fronteira Ltda

	Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,2670,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A. Empr. e Participações

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida
Oliveira Amaro	85,152	50.00	168,132	50.00	253,284	50.00
Maria Cláudia Oliveira
Amaro Demenato	28,384	16.67	56,044	16.67	84,428	16.67
Maurício Rolim Amaro	28,384	16.67	56,044	16.67	84,428	16.67
Marcos Adolfo Tadeu
Senamo Amaro	28,384	16.66	56,045	16.66	84,429	16.66

Total	170,304	100.00	336,265	100.00	506,569	100.00

17.01 - Report on the Special Review - Without Exception

Independent accountant’s review report

To the Board of Directors and Shareholders
TAM S.A.
São Paulo - SP

1 We have reviewed the interim financial information (ITR) of TAM S.A. and the interim financial information of this Company and its subsidiaries (interim financial consolidated information) for the three-month period ended March 31, 2006, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2 Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and the operations of the Company and its subsidiaries.

3 Based on our review, we are not aware of any material changes which should be made to the interim financial information described above, for them to be in accordance with the accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4 Our review was performed with the objective of issuing a review report on the interim financial information, as described in the first paragraph. The consolidated statements of added value and cash flows of TAM S.A. and its subsidiaries for the period ended March 31, 2006 are supplementary information to the ITR, and have been included to facilitate additional analysis. These supplementary information were subjected to the same review procedures applied to the aforementioned ITR and, in our opinion, is presented fairly, in all material respects, in relation to the ITR taken as a whole.

5 The information presented in the management report described as US GAAP (prepared in accordance with accounting principles generally accepted in the United States of America.), has been included to facilitate additional analysis of the Company and its subsidiaries, and was not reviewed by us.

May 4th, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

Subsidiary/Associated Companies

Company name TAM - LINHAS AÉREAS S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 – Description	3 – 01/01/06 to 03/31/06	4 - 01/01/06 to 03/31/06	5 - 01/01/05 to 03/31/05	6 - 01/01/05 to 03/31/05
3.01	Gross sales and/or services revenue	1,623,756	1,623,756	1,294,757	1,294,757
3.01.01	Air transportation revenue – national	1,260,201	1,260,201	971,038	971,038
3.01.02	Air transportation revenue – domestic	279,425	279,425	251,166	251,166
3.01.03	Other operating sales and/or services revenues	84,130	84,130	72,553	72,553
3.02	Deductions	(73,855)	(73,855)	(54,980)	(54,980)
3.03	Net sales and/or services revenue	1,549,901	1,549,901	1,239,777	1,239,777
3.04	Cost of sales and/or services	(1,014,040)	(1,014,040)	(820,991)	(820,991)
3.04.01	Cost of services rendered	(1,014,040)	(1,014,040)	(820,991)	(820,991)
3.05	Gross profit	535,861	535,861	418,786	418,786
3.06	Operating expenses/income	(379,438)	(379,438)	(341,933)	(341,933)
3.06.01	Selling	(252,726)	(252,726)	(229,454)	(229,454)
3.06.02	General and administrative	(91,703)	(91,703)	(76,602)	(76,602)
3.06.03	Financial	(24,400)	(24,400)	(33,708)	(33,708)
3.06.03.01	Financial income	45,966	45,966	26,172	26,172
3.06.03.02	Financial expenses	(70,366)	(70,366)	(59,880)	(59,880)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(10,609)	(10,609)	(2,169)	(2,169)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	156,423	156,423	76,853	76,853
3.08	Non-operating results	5,578	5,578	1,431	1,431

Subsidiary/Associated Companies

Company name TAM - LINHAS AÉREAS S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 – Description	3 – 01/01/06 to 03/31/06	4 - 01/01/06 to 03/31/06	5 - 01/01/05 to 03/31/05	6 - 01/01/05 to 03/31/05
3.08.01	Income	6,345	6,345	3,678	3,678
3.08.02	Expenses	(767)	(767)	(2,247)	(2,247)
3.09	Profit (loss) before taxes and profit sharing	162,001	162,001	78,284	78,284
3.10	Provision for income tax and social contribution	(39,951)	(39,951)	(21,935)	(21,935)
3.11	Deferred income tax	(17,936)	(17,936)	(3,408)	(3,408)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	104,114	104,114	52,941	52,941
	Number of shares (thousand), excluding treasury stock	2,065	2.065	2.065	2.065
	Net income per share	50.41840	50.41840	25.63729	25.63729
	Loss per share

Subsidiary/Associated Companies

Company name TRANSPORTES AÉREOS DEL MERCOSUR S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 - 01/01/06 to 03/31/06	4 - 01/01/05 to 09/30/05	5 - 01/01/05 to 03/31/05	6 - 01/01/05 to 03/31/05
3.01	Gross sales and/or services revenue	44,895	44,895	40,610	40,610
3.01.01	Air transportation revenue	38,533	38,533	34,670	34,670
3.01.02	Other operating revenue	6,362	6,362	5,940	5,940
3.02	Deductions	(353)	(353)	(263)	(263)
3.03	Net sales and/or services revenue	44,542	44,542	40,347	40,347
3.04	Cost of sales and/or services	(26,746)	(26,746)	(24,499)	(24,499)
3.04.01	Cost of services rendered	(26,746)	(26,746)	(24,499)	(24,499)
3.05	Gross profit	17,796	17,796	15,848	15,848
3.06	Operating expenses/income	(13,402)	(13,402)	(12,303)	(12,303)
3.06.01	Selling	(10,561)	(10,561)	(10,068)	(10,068)
3.06.02	General and administrative	(2,109)	(2,109)	(2,395)	(2,395)
3.06.03	Financial, net	(732)	(732)	160	160
3.06.03.01	Financial income	308	308	989	989
3.06.03.02	Financial expenses	(1,040)	(1,040)	(829)	(829)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	4,394	4,394	3,545	3,545
3.08	Non-operating results	(920)	(920)	(2,243)	(2,243)

Subsidiary/Associated Companies

Company name TRANSPORTES AÉREOS DEL MERCOSUR S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 - 01/01/06 to 03/31/06	4 - 01/01/05 to 09/30/05	5 - 01/01/05 to 03/31/05	6 - 01/01/05 to 03/31/05
3.08.01	Income	0	0	62	62
3.08.02	Expenses	(920)	(920)	(2,305)	(2,305)
3.09	Profit (loss) before taxes and profit sharing	3,474	3,474	1,302	1,302
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	3,474	3,474	1,302	1,302
	Number of shares (thousand), excluding treasury stock	88	88	88	88
	Net income per share	39.47727	39.47727	14.79545	14.79545
	Loss per share

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial Statements	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	Notes to the Interim Information	8
05	01	Comments on Company Performance	56
06	01	Consolidated Balance Sheet - Assets	56
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	57
07	01	Consolidated Statement of Operations	60
08	01	Comments on Consolidated Performance	63
09	01	Investments in Subsidiary and/or Associated Companies	84
10	01	Characteristics of Public or Private Debenture Issues	85
12	01	Comments on Business Projections	85
13	01	Business Projections	86
16	01	Other Information Considered Relevant by the Company	88
17	01	Report on Limited Reviews - Without Exception	93
		TAM - Linhas Aéreas S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	95
		Transportes Aéreos Del Mercosur S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	97

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.